================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                       ----------------------------------


                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JULY, 2003

                         Commission File Number 1-15114

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                               (Registrant's name)

                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                        CALGARY, ALBERTA, CANADA T2W 3X6
                    (Address of principal executive offices)

1.       Annual Report
2.       Audited Annual Financial Statements
3.       Confirmation of mailing
4.       Form of Proxy
5.       Management Proxy/Information Circular
6.       Notice of meeting
7.       Ontario Form 13-502F1 -- Annual Participation Fee for Reporting Issuers
8.       Management Discussion & Analysis
9.       Annual Return Card

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F__X____    Form 40-F______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):_______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

================================================================================


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes______     No__X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 8, 2003

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.

By:
     "Signed"
--------------------------------------
Joseph P. Giuffre
Corporate Secretary & Director

                ("ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS
                              COVER PAGE GRAPHIC")


                               2003 ANNUAL REPORT

THE CORPORATION'S HEAD OFFICE AND PRINCIPAL BUSINESS OFFICE IS LOCATED AT SUITE 355, 10333 SOUTHPORT ROAD S.W., CALGARY, ALBERTA, T2W 3X6.


THE CORPORATION'S REGISTERED OFFICE IN ALBERTA IS LOCATED AT SUITE 1200, 1015 - 4TH STREET S.W., CALGARY, ALBERTA, T2R 1J4.

("PHOTO OF CITY OF CALGARY")

                          ("ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LOGO")

COMPANY PROFILE

THE CORPORATION IS A GENERAL INSURANCE BROKERAGE AND HAS BEEN IN THE GENERAL INSURANCE BUSINESS SINCE 1989. IT CURRENTLY EMPLOYS 60 PEOPLE INCLUDING INSURANCE BROKERS AND OPERATES OUT OF EIGHT OFFICES, ALL LOCATED IN THE PROVINCE OF ALBERTA, CANADA. THE CORPORATION HAS AN EXPERIENCED MANAGEMENT TEAM, SERVICES MORE THAN 26,000 INSURANCE POLICIES TO ITS 18,600 CUSTOMERS AND PLACES ITS GENERAL INSURANCE BUSINESS (HOME, AUTOMOBILE AND COMMERCIAL INSURANCE) WITH ITS 69 INSURANCE CARRIERS.


THE CORPORATION'S OPERATIONS ARE HIGHLY AUTOMATED AND IT STRIVES TO MAINTAIN AN EXCELLENT REPUTATION WITH ITS CUSTOMERS AND THE INSURANCE COMPANIES. SINCE ITS INCEPTION, THE CORPORATION HAS PURSUED AN AGGRESSIVE GROWTH STRATEGY OF ACQUIRING OTHER GENERAL INSURANCE BROKERAGES AND INTEGRATING THEM INTO THE CORPORATION'S OVERALL BUSINESS STRUCTURE. TO DATE, THE CORPORATION HAS PURCHASED 18 GENERAL INSURANCE BROKERAGES AND HAS PLANS TO ACQUIRE ADDITIONAL BROKERAGES IN BOTH CANADA AND THE UNITED STATES.

TABLE OF CONTENTS


HIGHLIGHTS                                                                    1

PRESIDENT'S REPORT                                                            2

MANAGEMENT'S DISCUSSION AND ANALYSIS                                          4

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS                         14

AUDITORS' REPORT TO SHAREHOLDERS                                             15

CONSOLIDATED BALANCE SHEETS                                                  16

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT                            17

CONSOLIDATED STATEMENTS OF CASH FLOWS                                        18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                   19

FIVE YEAR SUMMARY                                                            29

CORPORATE INFORMATION                                                        30


ANNUAL GENERAL MEETING


ANNUAL GENERAL MEETING OF

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

WILL BE HELD ON MONDAY AUGUST 18, 2003, AT 10:00 A.M.,

IN THE PARKLAND ROOM

BEST WESTERN HOSPITALITY INN

135 SOUTHLAND DRIVE SE

CALGARY, ALBERTA, CANADA

HIGHLIGHTS


Revenue increased 16.3%

Processing $37,000,000 in premiums

(BAR GRAPH REVENUE)

Year Ended March 31                                      2003            2002
-------------------                                   ----------       ---------

Revenue                                               $5,175,072       4,449,628
Earnings from operations ( EBITDA) (1)                $  552,778         445,029
Cash Flow from operations                             $  369,443         433,655
Total Assets                                          $8,662,278       8,666,634
Long Term Debt                                        $   17,624         118,548
Shareholders' Equity                                  $7,236,434       7,017,351
Cash and cash equivalents, end of year                $3,719,408       3,777,087
Working Capital                                       $3,910,863       4,263,466
Common Shares Outstanding at year end                  7,692,055       7,692,055


----------

(1) Before interest, taxes, depreciation and amortization. EBITDA is reconciled to Net Earnings on the Five Year Summary page at the end of the report.

PRESIDENT'S REPORT

To Our Shareholders

REVIEW OF OPERATIONS

The Corporation Generated earnings of $552,778 (2002 -$445,029) from operations before interest, depreciation and amortization (non cash expenses) and income taxes (EBITDA) on increased overall revenues of approximately 16 percent. This revenue increase was achieved entirely through internal growth only, without additional revenue generated from any new acquisitions. EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principle measure as it is management's major performance indicator. EBITDA is reconciled to Net Earnings on the Five Year Summary page at the end of the annual report. Cash flow from operations is also positive, as reflected on the consolidated statement of cash flows.

NEW FINANCING OBTAINED

The Corporation has arranged a new financing line of US$5,000,000 to be utilized for United States acquisitions of general insurance brokerages. As at the date of this report, this line has not yet been utilized but is expected to be used in connection with the asset purchase of a significant insurance brokerage in southern California.

BROKERAGE ACQUISITION ACTIVITY

The anticipated California acquisition will mark the Corporation's first purchase in the United States market as part of our strategic plan to expand into the United States. This insurance brokerage will be owned and operated by the Corporation's wholly owned U.S. subsidiary, Addison York Insurance Brokers Ltd.

The purchase is expected to generate approximately CDN$1,700,000 in new revenues for an estimated 30% increase in annualized revenues.

INVESTOR RELATIONS ACTIVITY

We plan to continue with our investor relations program with the belief that our Corporation's business strategy is an excellent one and needs to be effectively communicated to our shareholders and potential investors. We are hopeful that results from our existing operations, results from our initial and future US acquisitions, increased premiums and increased overall stock market performance and confidence will have a positive impact on the minds of investors and be reflected in a stronger share price.

OUTLOOK

The outlook for the Corporation and the insurance brokerage industry is very positive. The North American economy looks to be slowly improving, resulting in a growing asset base to insure. The Corporation is also looking to benefit from increased commissions in both the US and Canada due to rising insurance premiums and increased revenues from new acquisitions.

The Corporation has a solid business model, an experienced management team and a successful track record of acquiring and profitably operating insurance brokerages, all key ingredients for success.

Thank you for your confidence and continuing support.

On behalf of the Board of
Directors,

/s/ Primo Podorieszach

Primo Podorieszach

President and CEO

Anthony Clark International
Insurance Brokers Ltd.

July 10, 2003

("PHOTO")

MANAGEMENT'S DISCUSSION AND ANALYSIS

REVENUE

The Corporation's revenues have increased To $5,175,072 for the year ended March 31, 2003 from $4,449,628 for the year ended March 31, 2002 primarily due to a combination of an increase in revenues due to new business commissions generated (approximately $656,000), a decrease in interest revenue (approximately $48,000), and a net increase in other revenues (approximately $117,000, primarily due to an increase in one-time revenues of $151,000 and a decrease in contingent commissions of approximately $34,000). This translates into an increase in insurance policy premiums being processed from approximately $32,000,000 for the year ended March 31, 2002 to approximately $37,000,000 in insurance premiums for the year ended March 31, 2003.

The Corporation's revenues have increased to $4,449,628 for the year ended March 31, 2002 from $3,894,115 for the year ended March 31, 2001 primarily due to a combination of an increase in revenues due to new business commissions generated (approximately $640,000), and a decrease in interest revenue (approximately $103,000). This translates into an increase in insurance policy premiums being processed from approximately $27,000,000 for the year ended March 31, 2001 to approximately $32,000,000 in insurance premiums for the year ended March 31, 2002.

Contingent commissions are commissions paid to the Corporation by Insurance companies based upon volume, growth and/or profitability of business placed with such Insurance companies by the Corporation.

EXPENSES

Salaries and wages have increased to $3,165,924 for the year ended March 31, 2003 from $2,560,844 for the year ended March 31, 2002 primarily due to the salaries and wages of the new business generated (approximately $429,000) and due to adjustments to administrative wages and positions added (approximately $176,000).

Salaries and wages have increased to $2,560,844 for the year ended March 31, 2002 from $2,183,534 for the year ended March 31, 2001

(BAR GRAPH, REVENUE, 1999-2003)
primarily due to the salaries and wages of the new business generated (approximately $394,000).

Rent increased to $283,242 for the year ended March 31, 2003 from $263,380 for the year ended March 31, 2002 primarily due to base rent increases (approximately $30,000) and decreases in operating cost adjustments (approximately $10,000).

Rent increased to $263,380 for the year ended March 31, 2002 from $211,984 for the year ended March 31, 2001 primarily due to increases in utility charges (approximately $24,000) and a reduction of rent recovery (approximately $27,000).

General and administrative expenses decreased to $1,135,956 for the year ended March 31, 2003 from $1,180,375 for the year ended March 31, 2002 primarily due to a reduction in website operating costs (approximately $118,000), net increase in operating costs (approximately $43,000), increase in costs related to financing and acquisition research (approximately $63,000), and a reduction in investor relation costs ($32,000).

General and administrative expenses decreased to $1,180,375 for the year ended March 31, 2002 from $1,247,563 for the year ended March 31, 2001 primarily due to a reduction in special US registration fees and expenses (approximately $120,000), increase in computer costs (approximately $30,000) due to implementing an upgrade to the computer system and a net increase in other operating costs (approximately $23,000).

FOREIGN CURRENCY LOSS

Foreign currency loss was $37,172 for the year ended March 31, 2003 (2002-$0). The foreign currency loss resulted from the consolidation of the US subsidiary in the current year. The accounts of integrated foreign operations are translated into Canadian dollars using the temporal method whereby monetary assets and liabilities are translated at rates prevailing at the balance sheet date, and non-monetary assets and liabilities are translated at historic rates. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Translation gains and losses are recognized in earnings.


(3 PHOTOS)

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)

The Corporation's earnings increased from $445,029 (EBITDA) for the year ended March 31, 2002 to $552,778 (EBITDA) for the year ended March 31, 2003 primarily due to increased new business commission and the reduction to website operating costs. These earnings as a percentage of revenue have increased from 10% for the year ended March 31, 2002 to 10.7% for the year ended March 31, 2003.

The Corporation's earnings increased from $251,034 (EBITDA) for the year ended March 31, 2001 to $445,029 (EBITDA) for the year ended March 31, 2002 primarily due to a reduction in special US registration fees and expenses and increased new business commission. These earnings as a percentage of revenue have increased from 6% for the year ended March 31, 2001 to 10% for the year ended March 31, 2002. EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principle measure because it is management's major performance indicator. EBITDA is reconciled to Net Earnings on the Five Year Summary page at the end of the annual report.

INTEREST AND FINANCING COSTS

Interest and financing costs increased to $285,720 for the year ended March 31, 2003 from $9,540 for the year ended March 31, 2002, due mainly to the costs related to the debt financing arranged in the current year. The costs relate to minimum interest (approximately $67,000), annual commitment fee (approximately $103,000), and the amortization of deferred financing costs over the three-year term of the financing facility (approximately $102,000).

There was no significant change in interest and financing costs, which decreased to $9,540 for the year ended March 31, 2002 from $9,614 for the year ended March 31, 2001.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased to $609,546 for the year ended March 31, 2003 from $343,172 for the year ended March 31, 2002 primarily due to the final amortization of website development costs ($210,200), the change in accounting policy related to Business Combination, goodwill and other intangible assets, and the purchase adjustments made during the course of the prior year.

Depreciation and amortization increased to $343,172 for the year ended March 31, 2002 from $255,778 for the year ended March 31, 2001 primarily due to the amortization on the current year's acquisitions, the full year depreciation of the new web-site, and depreciation of the current year's capital asset additions.

(BAR GRAPHS: EARNINGS FROM OPERATIONS (EBITDA), CASH FLOW FROM OPERATIONS)

FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION

The Corporation's balance sheet as at March 31, 2003 as compared to March 31, 2002 primarily reflects a reduction in working capital, represented by current assets less current liabilities.

Major items accounting for the reduction in working capital (approximately $353,000) relate to a reduction of long-term debt and costs incurred for the new debt financing arranged.

The Corporation's balance sheet as at March 31, 2002 as compared to March 31, 2001 primarily reflects no significant change in working capital, represented by current assets less current liabilities.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2003 the Corporation had working capital of $3,910,863 and total long-term debt outstanding of $22,349. At March 31, 2002 the Corporation had working capital of $4,263,466 and long-term debt outstanding of $176,586.

The Corporation has historically funded its insurance brokerage acquisition program by utilizing earnings from operations, notes payable issued to vendors on acquisition of insurance brokerages, other notes payable, and equity capital previously raised. The working capital ratios (current assets/current liabilities) were 4.68:1 as at March 31, 2003 and 6.36:1 as at March 31, 2002. The long-term portion of long-term debt was $17,624 as at March 31, 2003 and $118,548 as at March 31, 2002. Accordingly, the debt to equity ratios (long-term debt/shareholders' equity) were .002 as at March 31, 2003 and.017 as at March 31, 2002. Shareholders' equity increased from $7,017,351 as at March 31, 2002 to $7,236,434 as at March 31, 2003 primarily due to the change in accounting policy for goodwill and other intangible assets.

Shareholders' equity decreased from $7,181,560 as at March 31, 2001 to $7,017,351 as at March 31, 2002 primarily due to the repurchase of company shares under the issuer bid (approximately $265,000).

BUSINESS RISK AND OUTLOOK

The Corporation's rapid growth and planned future growth has placed, and is likely to place, significant strains on the Corporation's management, adminis-

(BAR GRAPHS: TOTAL ASSETS, SHAREHOLDERS' EQUITY, WORKING CAPITAL, COMMON SHARES) trative, operational and financial resources. Since its inception, the Corporation has experienced rapid growth in revenue, number and complexity of products, personnel, and customer base. The total number of employees of the Corporation has grown to 60 people. In addition, the Corporation services more than 26,000 insurance policies and places General Insurance with 69 Insurance Carriers. Increased growth will require the Corporation to continue to improve its financial and management controls, reporting systems and procedures on a timely basis, to implement new systems as necessary, to expand, train, motivate and manage its sales and other personnel and to service the Corporation's customers effectively. There can be no assurance that the Corporation will be able to improve its financial and management controls or implement new systems as necessary and the failure to do so may result in increased costs or a decline in revenue or both. Should future growth place a significant strain on the Corporation's management or its administrative, operational and financial resources, the Corporation should be able to slow future growth until proper controls and new systems can be implemented as necessary. However, there can be no assurance that the Corporation will be able to manage its growth successfully and failure to do so could have a material adverse effect on the Corporation's business, operating results and financial condition.


THE CORPORATION'S PERFORMANCE AND FUTURE OPERATING RESULTS AND SUCCESS ARE DEPENDENT ON THE EFFECTIVENESS OF THE CORPORATION'S MANAGEMENT TEAM AND KEY PERSONNEL.

The Corporation's performance and future operating results and success are substantially dependent on how effective the management team and key personnel is at organizing and implementing the Corporation's growth and integrating acquired General Insurance Brokerages into the

(PHOTO OF HANDSHAKE)

Corporation's overall organization. Investors will be relying on the judgment and expertise of the management of the Corporation. The Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and some key personnel are employed under employment contracts while other key personnel are employed on a month-to-month basis. None of the Corporation's senior management or other key personnel has expressed any current intention to leave their employment with the Corporation. Although the Corporation is in an industry in which there is not high employee turnover, the unexpected loss or departure of any of the Corporation's key officers or employees could be detrimental to the future operations of the Corporation. There can be no assurance that the Corporation can retain its key personnel and managerial employees or that it will be able to attract or retain highly qualified personnel in the future. Although the Corporation plans to compensate its senior management and other key personnel at compensation levels that are competitive within the industry, there is no assurance that it will continue to be able to do so in the future and this may result in a departure of some if its senior management or other personnel. The loss of the services of any of the Corporation's senior management or other key personnel or the inability to attract and retain the necessary technical, sales and managerial personnel could have a material adverse effect upon the Corporation's business.


THE CORPORATION FACES INTENSE COMPETITION IN THE INSURANCE INDUSTRY

The Corporation is in an industry in which intense competition exists. Some competitors have substantially more financial resources and other assets available than the Corporation does and are larger and better established than the Corporation. Such competitors have existing distribution facilities and channels, customer recognition, customer lists, and greater research and development capabilities and sales marketing staff than does the Corporation. Accordingly, the Corporation may face competition in the future from firms with greater assets or resources. There can be no assurance that the Corporation will be able to compete successfully against current and future competitors, or that competitive pressure faced by the Corporation will not have a material adverse effect on its business, financial condition and results of operation.

INCURSION OF GOVERNMENT, BANKS OR OTHER FINANCIAL INSTITUTIONS

The Corporation is susceptible to an incursion in the general insurance industry by government or banks or other financial institutions. A government takeover of the general insurance business (or parts thereof) could affect the profitability of the Corporation. In addition, banks with greater financial resources and a larger customer base than the Corporation may enter (or are currently entering) the gen-eral insurance business. While management believes that the Corporation's representation of a large and diverse number of Insurance Companies will allow it to remain competitive against any such incursion by the banks, there is a possibility that their entrance into this market could affect the profitability of the Corporation.

THE CORPORATION'S SUCCESS IS DEPENDENT ON ITS ABILITY TO REPRESENT QUALITY INSURANCE COMPANIES

The Corporation's success is dependent upon its continued representation of quality Insurance Companies in order to sell insurance policies to customers. The Corporation's existing brokerage contracts with certain Insurance Companies do not have a set term or expiry date but may be terminated by either the Corporation or the Insurance Company on 90-120 days written notice of termination depending on the terms of the specific contract. In the event of termination of any of its contracts with Insurance Companies, there are no penalties to the Corporation but following termination, the Corporation is no longer able to represent the applicable Insurance Company as agent on the future placement or renewal of insurance policies. If the Corporation loses Insurance Company representation then this will have a negative impact on its ability to service its customers and provide alternative competitive insurance products.


FUTURE GROWTH AND EXPANSION IS DEPENDENT ON ONGOING ACQUISITIONS OF GENERAL INSURANCE BROKERAGES

To a large extent, the Corporation's growth and expansion plans depend upon the ongoing acquisition of independent General Insurance Brokerages at reasonable prices. There can be no assurance that an adequate number of acquisition candidates will be available to the Corporation to meet its expansion plans, or in the event that such independent General Insurance Brokerages are available for acquisition that they will be


(PHOTO)
available at a price which would allow the Corporation to operate on a profitable basis. Furthermore, there can be no assurance that any independent General Insurance Brokerages acquired in the future will achieve acceptable levels of revenue and profitability or otherwise perform as expected.


DILUTION AND SALES OF ADDITIONAL COMMON SHARES AND THE EXERCISE OF OPTIONS

The number of outstanding Common Shares held by shareholders who are not insiders of the Corporation is large relative to the trading volume of the Corporation's Common Shares. Any substantial sale of the Common Shares or even the possibility of such sales occurring may have an adverse effect on the market price of the Common shares.

CORPORATION HAS SIGNIFICANT COSTS AND LOWER PRODUCTIVITY COULD RESULT IN OPERATING LOSSES

Fixed costs including costs associated with salaries and employee benefits, depreciation and amortization, rent, interest and financing costs and principal repayments account for a significant portion of the Corporation's costs and expenses. As a result, downtime or low productivity from its sales representatives, lower demand for insurance products, loss of the Corporation's customers, any significant decrease in the premium rates, volume and commission paid in the different segments of the general insurance industry, or other factors could result in operating losses and adversely impact on the Corporation.

NO INTENTION TO DECLARE DIVIDENDS

The Corporation has a limited history of earnings and has not declared or paid any cash dividends on its Common Shares. The Corporation currently intends to retain any future earnings to fund

(PHOTOS)
growth and operations and it is unlikely to pay any dividends in the immediate or foreseeable future. Any decision to pay dividends on its Common Shares in the future will be made by the board of directors on the basis of the Corporation's earnings, financial requirements and other conditions at such time.




THE CORPORATION MAY HAVE DIFFICULTIES IN ARRANGING FUTURE FINANCING

The business of the Corporation involves a high degree of risk and the Corporation will require additional funds to make future acquisitions of General Insurance Brokerages and may require additional funds to market and sell its products into the marketplace. The ability of the Corporation to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Corporation. If additional financing is raised by the issuance of shares from the treasury of the Corporation, control of the Corporation may change and shareholders may suffer additional dilution.

CONFLICTS OF DIRECTORS AND OFFICERS WHO SERVE AS DIRECTORS OR OFFICERS OR ARE SIGNIFICANT SHAREHOLDERS OF OTHER COMPANIES

     Directors and officers of the Corporation may serve as directors or officers of, or have significant shareholdings in other companies, or be or become engaged in business and activities in other fields, on their own behalf and on the behalf of other companies and entities. To the extent that such other companies or entities may participate in industries or ventures in which the Corporation may participate, the directors and officers of the Corporation may have a conflict of interest. Conflicts, if any, will be subject to the procedures and remedies under the Business Corporations Act (Alberta). Currently, none of the Corporation's directors serve as directors or officers of any competitors of the Corporation.

ACQUISITIONS IN OTHER JURISDICTIONS

The Corporation's acquisition strategy is to acquire other General Insurance Brokerages. All of its acquisitions have been in the Province of Alberta, Canada. However, the Corporation may seek to acquire other General Insurance Brokerages in other jurisdictions in Canada and the United States where intense competition exists. The Corporation may face difficulty finding or successfully acquiring appropriate acquisition candidates or raising sufficient financing for such acquisitions or operating profitably in these jurisdictions.

UNUSUAL EVENTS, TRANSACTIONS OR SIGNIFICANT ECONOMIC CHANGES AND INFLATION

There are not any unusual or infrequent events or transactions or any significant economic changes, which are expected to materially affect income from continuing operations. Management does not expect that inflation will materially adversely affect income from continuing operations as proportional increases can be expected from commission revenue generated from insurance policies.

(PHOTO GROUP OF PEOPLE)
(PHOTO WATER SLIDE)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Anthony Clark International Insurance Brokers Ltd. and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared in accordance with accounting policies detailed in the notes to the financial statements and in accordance with generally accepted Canadian accounting principles. Where necessary, estimates of transactions that were incomplete at the year end have been made by management. Financial information throughout the Annual Report is consistent with the financial statements.

Management ensures the integrity of the financial statements by maintaining appropriate systems of internal control. Assets are safeguarded from loss or unauthorized use through established policies and procedures that reasonably ensure that transactions are appropriately approved.

KPMG LLP, the Corporation's external auditors, have conducted an examination of the consolidated financial statements in accordance with generally accepted auditing standards in Canada in order to express their opinion on the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This committee, comprised of a majority of directors who are not employees of the Corporation, meets with management and the external auditors to satisfy itself that management's responsibilities have been properly discharged and to review the consolidated financial statements before they are presented to the Board for approval. These financial statements have been approved by the Board on the recommendation of the Audit Committee.

/s/ P. Podorieszach

P. Podorieszach
President and Chief
Executive Officer


/s/ S. Samec
S. Samec
Chief Financial Officer

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Anthony Clark International Insurance Brokers Ltd. as at March 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at March 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants




Calgary, Canada

May 16, 2003

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

CONSOLIDATED BALANCE SHEETS
March 31, 2003 and 2002


                                                           2003         2002
                                                        ----------    ----------
ASSETS
Current assets:
  Cash and cash equivalents                             $3,719,408    $3,777,087
  Accounts receivable                                    1,038,721       924,536
  Prepaid expenses                                         170,415       132,952
  Future tax asset (note 11)                                 4,377       124,638
  Loan to director (note 4)                                 40,000       100,327
                                                        ----------    ----------
                                                         4,972,921     5,059,540

Computer systems and office equipment (note 5)             212,265       522,085
Customer accounts (note 6)                               1,562,067     3,085,009
Goodwill (note 2)                                        1,574,832          --
Deferred financing costs (note 14)                         340,193          --
                                                        ----------    ----------
                                                        $8,662,278    $8,666,634
                                                        ==========    ==========


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities              $1,057,333    $  738,036
  Current portion of long-term debt (note 7)                 4,725        58,038
                                                        ----------    ----------
                                                         1,062,058       796,074


Long-term debt (note 7)                                     17,624       118,548
Future tax liability (note 11)                             346,162       734,661
Shareholders' equity (note 8)                            7,236,434     7,017,351
Contingencies (note 12)
Commitments (note 13)
Subsequent events (notes 8(b), 14 and 15)
                                                        ----------    ----------
                                                        $8,662,278    $8,666,634
                                                        ==========    ==========


See accompanying notes to consolidated financial statements.

On behalf of the Board:


/s/ Tony Consalvo                              /s/ Thomas Milley
Tony Consalvo, Director                        Thomas Milley, Director

           ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.



CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended March 31, 2003 and 2002


                                                                     2003          2002
                                                                 -----------    -----------
Revenue                                                          $ 5,175,072    $ 4,449,628
Expenses:
  Salaries and wages                                               3,165,924      2,560,844
  Rent                                                               283,242        263,380
  General and administrative                                       1,135,956      1,180,375
  Foreign currency loss                                               37,172             --
                                                                 -----------    -----------
                                                                   4,622,294      4,004,599
                                                                 -----------    -----------
Earnings before interest, taxes, depreciation and
  amortization (EBITDA)                                              552,778        445,029
Interest and financing costs                                        (285,720)        (9,540)
                                                                 -----------    -----------
Earnings before depreciation and amortization                        267,058        435,489
Depreciation and amortization                                       (609,546)      (343,172)
                                                                 -----------    -----------
(Loss) earnings before income taxes                                 (342,488)        92,317
Income taxes (note 11):
  Current                                                                 --         (1,834)
  Future                                                             (13,313)        (8,996)
                                                                 -----------    -----------
                                                                     (13,313)       (10,830)
                                                                 -----------    -----------
Net (loss) earnings                                                 (355,801)        81,487

Deficit, beginning of year
  As previously reported                                          (2,669,781)    (2,543,576)
    Change in accounting policy for goodwill and other
    intangible assets (note 2(a))                                    574,884             --
                                                                 -----------    -----------
  As restated                                                     (2,094,897)    (2,543,576)

Excess of share redemption amount over share
  stated amount (note 8(b))                                               --       (207,692)
                                                                 -----------    -----------
Deficit, end of year                                             $(2,450,698)   $(2,669,781)
                                                                 -----------    -----------
(Loss) earnings per common share - basic and diluted (note 9)    $     (0.05)   $      0.01
                                                                 ===========    ===========



See accompanying notes to consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.



CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2003 and 2002


                                                                     2003           2002
                                                                 -----------    -----------
Cash flows from (used in) operating activities:
 Net (loss) earnings                                             $  (355,801)   $    81,487
 Items not involving cash:
   Depreciation and amortization                                     609,546        343,172
   Deferred financing costs                                          102,385             --
   Future income tax                                                  13,313          8,996
                                                                 -----------    -----------
 Cash flow from operations                                           369,443        433,655

 Net change in non-cash working capital relating to operations:
   Accounts receivable                                              (114,185)      (256,321)
   Income taxes receivable/payable                                        --        198,567
   Prepaid expenses                                                  (37,463)        11,774
   Accounts payable and accrued liabilities                          319,297         36,896
                                                                 -----------    -----------
                                                                     537,092        424,571
Cash flows from (used in) financing activities:
 Deferred financing costs                                           (442,578)            --
 Repurchase of shares under issuer bid                                    --       (264,896)
 Net proceeds on issuance of Common Shares                                --         19,200
 Repayment of long-term debt                                        (180,754)       (58,861)
 Repayment from (loan to) director                                    60,327       (100,327)
                                                                 -----------    -----------
                                                                    (563,005)      (404,884)
Cash flows from (used in) investing activities:
 Computer systems and office equipment                               (31,766)      (102,284)
 Business acquisitions (note 3)                                           --       (265,880)
                                                                 -----------    -----------
                                                                     (31,766)      (368,164)
                                                                 -----------    -----------
Decrease in cash and cash equivalents                                (57,679)      (348,477)
Cash and cash equivalents, beginning of year                       3,777,087      4,125,564
                                                                 -----------    -----------
Cash and cash equivalents, end of year                           $ 3,719,408    $ 3,777,087
                                                                 -----------    -----------
Cash and cash equivalents is comprised of:
 Cash                                                            $ 1,719,408    $ 1,277,087
 Term deposits maturing within ninety days                       $ 2,000,000    $ 2,500,000
                                                                 -----------    -----------
Supplementary disclosure of cash flow information:
 Income taxes received (paid) in the year                        $        --    $   196,773
 Interest paid in the year                                       $    80,156    $     8,087


See accompanying notes to consolidated financial statements.

              ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.



Notes to Consolidated Financial Statements

Years ended March 31, 2003 and 2002

Anthony Clark International Insurance Brokers Ltd.'s (the "Corporation") primary business activity is general insurance brokerage. Shares of the Corporation trade on the Toronto Stock Exchange ("TSE") under the symbol "ACL" and on the NASDAQ OTC under the symbol "ACKBF".

1.   SIGNIFICANT ACCOUNTING POLICIES:

(a)  BASIS OF PRESENTATION:

     The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries.

     Certain of the prior year numbers have been reclassified to conform to current year presentation.

(b)  CASH AND CASH EQUIVALENTS:

     Cash and cash equivalents consists of bank deposits and short-term investments with maturities of three months or less.

(c)  COMPUTER SYSTEMS AND OFFICE EQUIPMENT:

     Computer systems and office equipment are stated at cost. Depreciation is provided for using the following methods and annual rates:


Asset                                                 Basis                Rate
-----                                           -----------------        -------
Computer equipment and software                 declining balance            30%
Corporate website                                   straight-line        3 years
Furniture and equipment                         declining balance            20%
Leasehold improvements                              straight-line        3 years


     Corporate website costs include software and graphics. Costs incurred in the planning stage and to enhance the website are expensed along with operating costs.

(d)  CUSTOMER ACCOUNTS:

     Acquired customer accounts are stated at cost less accumulated amortization and are amortized on a straight-line basis over twelve years.

     The carrying value of customer accounts is periodically reviewed by management to determine if the facts and circumstances suggest that it may be impaired. In the insurance brokerage and agency industry, it is common for agencies to be acquired at a price determined as a multiple of the corresponding revenues. Accordingly, the Corporation assesses the carrying value of its customer accounts by comparison to a reasonable multiple applied to corresponding revenues and considers cash flow generated from operations. Any impairment identified through this assessment may require that the carrying value of related customer accounts be adjusted.

(e)  GOODWILL:

     Goodwill represents the excess of the purchase price over the fair value of the identifiable net tangible and intangible assets of the Corporation's acquisitions. It is not amortized but is tested for impairment annually.

(f)  REVENUE RECOGNITION:

     Commission revenue, which results from the placement of insurance with underwriters, is recognized as earned upon the effective date of each policy. Contingent commission revenue, which is dependent upon the underwriter's profitability on business placed by the Corporation, is not ascertainable until claims against underwriters are settled. Accordingly, the Corporation recognizes such revenue as earned when received. Revenue from the Corporation's website is recognized as earned when received.

(g)  DEFERRED FINANCING COSTS:

     Deferred financing costs are amortized over 3 years, the length of the financing facility.

(h)  FOREIGN CURRENCY:

     The accounts of integrated foreign operations are translated into Canadian dollars using the temporal method whereby monetary assets and liabilities are translated at rates prevailing at the balance sheet date, and non-monetary assets and liabilities are translated at historic rates. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Translation gains and losses are recognized in earnings.

(i)  PER SHARE AMOUNTS:

     Basic per share amounts are calculated using the weighted average number of common shares outstanding during the year. Diluted per share amounts are calculated following the treasury stock method assuming that proceeds obtained upon the exercise of options would be used to purchase common shares at the average market price during the period.

(j)  STOCK-BASED COMPENSATION PLANS:

     The Corporation has a stock based compensation plan, which is described in note 8(c). Stock-based compensation is calculated in accordance with the recommendations of CICA Handbook Section 3870 Stock-Based Compensation, as described in note 2(b).

(k)  INCOME TAXES:

     The Corporation uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

(l)  USE OF ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting prin-ciples requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   CHANGES IN ACCOUNTING POLICIES:

(a)  BUSINESS COMBINATION, GOODWILL AND OTHER INTANGIBLE ASSETS:

     On April 1, 2002, the Corporation implemented the new accounting standards for business combinations and goodwill and other intangible assets as set out in CICA Handbook sections 1581 and 3062. This change in accounting policy has been applied retroactively but prior periods have not been restated. In accordance with those standards, the Corporation reviewed each of the business combinations completed prior to July 1, 2001 to determine if the carrying amount of acquired customer accounts met the criteria in CICA Handbook Section 1581 for recognition apart from goodwill. As a result, it was determined that, in aggregate, the net carrying value of $1,574,832 of customer accounts at April 1, 2002 should be classified as goodwill. In conjunction with this reclassification, the amortization period of customer accounts was reduced to 12 years retroactively, with a net reduction of customer accounts of $1,281,499. The future income tax liability was reduced by $281,551 and the deficit was reduced by $574,884.

     The Corporation conducted a transitional goodwill impairment test as at the date of adoption of the new standards. Under the goodwill impairment test, if the fair value of a reporting unit exceeds its carrying value, the excess of fair value of net assets over the fair value of a reporting unit is considered to be the implied value of goodwill. If the carrying value of goodwill exceeds its implied value, the difference is recognized as an impairment loss. Based on this test, the Corporation determined that it has one reporting unit and that the implied value of goodwill exceeds the carrying amount, resulting in no impairment loss pursuant to the transitional provisions of the new goodwill accounting standards.

(b)  STOCK-BASED COMPENSATION:

     Effective April 1, 2002 the Corporation adopted the new accounting standard for stock-based compensation as set out in Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of the common stock or other equity instrument.

     In accordance with the new standard, options or similar instruments granted to non-employees by the Corporation are recorded at their fair value. As permitted under the new standard, the Corporation uses settlement date accounting to account for employee stock options whereby no expense is recorded in connection with the option and the proceeds from exercise of the option are recorded to share capital. The new standards require the Corporation to disclose the pro forma impact on net income and earnings per share if the fair value method was used to account for employee stock options. There were no options or other stock-based instruments granted during the year ended March 31, 2003.

 3.  BUSINESS ACQUISITIONS:

     During the year ended March 31, 2002 the Corporation acquired 100% of the voting shares of 779451 Alberta Ltd. for aggregate consideration of $250,000, plus expenses of $2,880, subject to final purchase price adjustments. If the actual earned commission from the purchased files for the 24 month period after the closing date of August 1, 2001, is less than $303,030, the purchase price will adjust downward but can not be adjusted to an amount less than $218,000. The share acquisition has been accounted for by the purchase method. The results of operations of 779451 Alberta Ltd. have been included in the operating results of the Corporation from the effective date of acquisition.

     During the year ended March 31, 2002, the Corporation determined purchase price adjustments relating to customer lists and agencies previously acquired which resulted in a decrease in cost of $13,242.

     During the year ended March 31, 2002, the Corporation entered into an amending agreement relating to a prior share acquisition. The clause relating to purchase price adjustments for performance was amended for the period January 1, to December 31, 2001. Under the amendment, the purchase price increased by an additional $198,000, and payment was made during the year ended March 31, 2002.

     In aggregate, as a result of the above transactions, the net assets acquired were as follows:

Assets acquired:
  Customer accounts                                                    $685,506
  Future income tax liability                                          (247,868)
                                                                       --------
                                                                       $437,638
                                                                       ========


Consideration paid:
  Cash                                                                 $265,880
  Issuance of long-term debt                                            171,758
                                                                       --------
                                                                       $437,638
                                                                       ========


4.   RELATED PARTY TRANSACTIONS:

     During the year ended March 31, 2003 the Corporation paid $162,384 (2002 - $168,174) in legal fees to two law firms where the partners involved are directors of the Corporation.

     During the year end March 31, 2002, the Corporation issued a demand loan to an individual who is an officer and director of the Corporation for $200,000, bearing interest at the Royal Bank of Canada prime rate, with interest payable annually and compounded semi-annually, secured by capital stock of the Corporation and a general security agreement. During the year, $60,327 (2002 - $99,673) of the loan was repaid.

5.   COMPUTER SYSTEMS AND OFFICE EQUIPMENT:


                                                          Accumulated   Net book
2003                                           Cost      depreciation     value
----                                         --------    ------------   --------
Computer equipment and software              $661,439      $505,331     $156,108
Website development                                --            --           --
Furniture and equipment                       230,000       178,465       51,535
Leasehold improvements                          3,895         3,895           --
Corporate website                               9,245         4,623        4,622
                                             --------      --------     --------
                                             $904,579      $692,314     $212,265
                                             ========      ========     ========




                                                         Accumulated    Net book
2002                                          Cost      depreciation      value
----                                       ----------   ------------    --------

Computer equipment and software            $  634,472       $444,209    $190,263
Website development                           420,400        126,120     294,280
Furniture and equipment                       198,683        169,495      29,188
Leasehold improvements                          3,895          3,245         650
Corporate website                               9,245          1,541       7,704
                                           ----------       --------    --------
                                           $1,266,695       $744,610    $522,085
                                           ==========       ========    ========


     At March 31, 2003 management assessed the carrying value of website development costs as compared to expected future cash flows from that asset and determined that the costs should be written down. Included in depreciation and amortization for the year is $210,200 relating to the write down of these costs.

     Included in capital assets at March 31, 2003 are assets under capital lease in the amount of $26,518 (2002 - $43,800) with related accumulated depreciation of $2,652 (2002 - $25,557).




 6.  CUSTOMER ACCOUNTS:


                                                          2003           2002
                                                      -----------    -----------
Cost                                                  $ 3,215,968    $ 4,964,654
Accumulated amortization                               (1,653,901)    (1,879,645)
                                                      -----------    -----------
                                                      $ 1,562,067    $ 3,085,009
                                                      ===========    ===========


     During the year ended March 31, 2003, the cost of customer accounts was reduced to reflect goodwill acquired in prior acquisitions, and the future tax effect of acquisitions prior to July 1, 2001, by a net amount of $1,748,686 (note 2(a)).

7.   LONG-TERM DEBT:


                                                                               2003         2002
                                                                             -------      --------
Capital lease, bearing interest at 9.78% and secured by the
  individual assets being leased by the Corporation                          $22,349      $     --

Capital lease, bearing interest at 16% and secured by the individual
  assets being leased by the Corporation                                          --        13,105

Note payable, bearing interest at 5.5% per annum and repayable in eight quarterly instalments of $13,250 including interest with the balance
  due November 1, 2003, secured by a general security agreement                   --       163,481
                                                                             -------      --------
                                                                              22,349       176,586
Less current portion                                                           4,725        58,038
                                                                             -------      --------
                                                                             $17,624      $118,548
                                                                             =======      ========


     The aggregate maturities of long-term debt for the five years subsequent to March 31, 2003 are as follows:


2004                                                                     $ 4,725
2005                                                                       5,180
2006                                                                       5,677
2007                                                                       6,223
2008                                                                         544
                                                                         -------
                                                                         $22,349
                                                                         =======


8.   SHAREHOLDERS' EQUITY:

(a)  SHARE CAPITAL AUTHORIZED:

     Unlimited number of Voting Participating Common Shares without nominal or par value

(b)  SHARE CAPITAL AND DEFICIT:


                                                                      Number of
Share capital:                                                          shares                Amount
--------------                                                        ---------             -----------
Balance, March 31, 2001                                               7,725,455             $ 9,725,136
Issuance of Common Shares on exercise of stock options                   12,000                  19,200
Charge to capital on repurchase of shares through issuer bid            (45,400)                (57,204)
                                                                      ---------             -----------
Balance, March 31, 2002                                               7,692,055             $ 9,687,132
                                                                      ---------             -----------
Balance, March 31, 2003                                               7,692,055             $ 9,687,132
                                                                      ---------             -----------
Deficit:
  March 31, 2003                                                                            $(2,450,698)
  March 31, 2002                                                                            $(2,669,781)
                                                                      ---------             -----------
Total shareholders' equity:
  March 31, 2003                                                                            $ 7,236,434
  March 31, 2002                                                                            $ 7,017,351
                                                                      ---------             -----------

     As part of the private placement of special warrants completed during the year ended March 31, 2001, 295,100 warrants were issued. These warrants expired without exercise November 15, 2001. Additionally, as part of this issuance, 59,020 broker special warrants were issued. These warrants expired without exercise May 15, 2002.

     In 2001, the Corporation received regulatory approval to make a normal course issuer bid. Pursuant to the bid, the Corporation could purchase up to 386,273 of its Common Shares which represented approximately 5% of the Common Shares issued and outstanding. The bid commenced April 18, 2001 and expired April 17, 2002. To March 31, 2002 the Corporation repurchased 45,400 of its shares for $264,896. The $264,896 was allocated to share capital for an amount of $57,204, equal to the assigned value of the shares, and the excess of $207,692 was allocated to the deficit.

     In 2002, the Corporation received regulatory approval to make another normal course issuer bid. Pursuant to the bid, the Corporation could purchase up to 384,602 of its Common Shares which represented approximately 5% of the Common Shares issued and outstanding. The bid commenced April 18, 2002 and expired April 17, 2003. The Corporation did not repurchase any of its shares under the bid.

     Subsequent to March 31, 2003 the Corporation received regulatory approval to make another normal course issuer bid. Pursuant to the bid, the Corporation may purchase up to 384,602 of its common shares, which represents approximately 5% of the common shares issued and outstanding. The bid commenced April 22, 2003 and expires April 21, 2004. To May 16, 2003, the Corporation has not repurchased any of its shares.

(c)  STOCK OPTIONS:
     (i)  Stock option plan:

     The Corporation has an incentive share option plan which provides for the granting of stock options to directors, officers, employees and consultants to a maximum of 1,418,811 Common Shares. At March 31, 2003 stock options to purchase 984,400 Common Shares were outstanding. The stock options are exercisable at prices ranging from $1.00 to $4.80 per share and expire on various dates between April 12, 2004 and March 18, 2007. All options granted prior to March 31, 2001 vested immediately at the date of grant. Options granted during the year ended March 31, 2002 vest over periods of up to five years.

     Changes in options during the years ended March 31, 2003 and 2002 are as follows:


                                            2003                   2002
                                    --------------------   ---------------------
                                               WEIGHTED-               WEIGHTED-
                                                 AVERAGE                 AVERAGE
                                    NUMBER OF   EXERCISE   NUMBER OF    EXERCISE
                                     OPTIONS      PRICE     OPTIONS       PRICE
                                    ---------  ---------   ---------   ---------
Outstanding, beginning of year       991,400     $ 1.37     612,400      $ 1.68
Exercised                                 --         --     (12,000)      (1.60)
Granted                                   --         --     457,000        1.00
Cancelled                             (7,000)      (1.00)   (66,000)      (1.60)
                                     -------     ------     -------      ------
Outstanding, end of year             984,400      $ 1.37    991,400      $ 1.37
                                     -------     ------     -------      ------
Exercisable, end of year             859,400      $ 1.43    859,400      $ 1.43

          (i)  STOCK OPTION PLAN (CONTINUED):

     The following table sets forth information relating to stock options outstanding as at March 31, 2003:


                                                 WEIGHTED-
                                    NUMBER         AVERAGE    WEIGHTED-       NUMBER      WEIGHTED-
                    RANGE OF    OUTSTANDING AT   REMAINING     AVERAGE    EXERCISABLE AT    AVERAGE
                    EXERCISE       MARCH 31,    CONTRACTUAL    EXERCISE      MARCH 31,     EXERCISE
EXPIRY               PRICES          2003           LIFE        PRICE           2003         PRICE
------          --------------  --------------  -----------   ---------   --------------  ---------
10/26/06            $1.00           445,000         3.58        $1.00         325,000        $1.00
03/18/07             1.15             5,000         3.96         1.15              --         1.15
04/12/04             1.60           520,000         1.04         1.60         520,000         1.60
02/28/05             4.80            14,400         1.92         4.80          14,400         4.80
                --------------      -------         ----        -----         -------        -----
                $1.00 to $4.80      984,400         2.22        $1.37         859,400        $1.43
                ==============      =======         ====        =====         =======        =====


(d)  DEFICIT:

     The deficit of the Corporation for the year ended March 31, 2003 was $2,450,698 (2002 -$2,669,781) which includes accumulated operating earnings of $2,383,529 (2002 - $2,129,784) less accumulated amortization of customer accounts of $2,121,088 (2002 - $1,879,645) and accumulated depreciation of $1,197,683 (2002 - $829,580), net increase due to change in accounting policies of $168,012 (2002 - $742,896), and increase due to excess of share redemption amount over share stated amount of $1,347,444 (2002 - $1,347,444).


9.   PER SHARE AMOUNTS:

     The loss per share for 2003 has been calculated on the weighted average number of common shares outstanding of the Corporation for the year ended March 31, 2003 of 7,692,055 (2002 -7,699,139). Diluted earnings per share reflects the dilutive effect of the stock options outstanding. Options are not dilutive for 2003. The diluted shares outstanding for the year ended March 31, 2002 was 8,008,397.


10.  FINANCIAL INSTRUMENTS:

(a)  FAIR VALUES:

     The carrying values of accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments. The carrying value of long-term debt approximates its fair value.

(b)  CREDIT RISK:

     The Corporation's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are in place with major financial institutions. Concentrations of credit risk with respect to receivables are limited due to the large number of customers. The Corporation has evaluation and monitoring processes in place and writes off accounts when they are determined to be uncollectable.

11. INCOME TAXES:

   Income tax expense or benefit is the sum of the Corporation's provision for current income taxes and difference between opening and ending balances of the future income tax assets and liabilities.

   The provision for income tax differs from the result which would have been obtained by applying the combined Federal and Provincial income tax rates of 38.62% (2002 - 41.12%) to the Corporation's net earnings before income taxes. The difference results from the following items:


                                                             2003         2002
                                                          ---------     --------
     Expected tax expense (recovery)                      $(132,269)    $ 37,961
     Effect of rate changes on future income taxes             (549)     (33,709)
     Other                                                   15,540        6,578
     Unrecorded benefit of loss of subsidiary               130,591           --
                                                          ---------     --------
     Provision for income taxes (recovery)                $  13,313     $ 10,830
                                                          =========     ========


The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at March 31, 2003 are as follows:


                                                           2003          2002
                                                        ---------    -----------
Future tax assets:
  Customer accounts, with tax basis                     $  46,347    $   105,640
  Share issue costs                                       102,005        190,932
  Non capital losses                                        3,435        110,408
  Computer systems and office equipment                     2,173             --
                                                        ---------    -----------
                                                          153,960        406,980
Future tax liabilities:
  Computer systems and office equipment                        --        (97,379)
  Customer accounts, without tax basis                   (495,745)      (919,624)
                                                        ---------    -----------
                                                         (495,745)    (1,017,003)
                                                        ---------    -----------
Net future tax liability                                $(341,785)   $  (610,023)
                                                        =========    ===========
Comprising:
  Current tax asset                                     $   4,377    $   124,638
  Long-term tax liability                                (346,162)      (734,661)
                                                        ---------    -----------
                                                        $(341,785)   $  (610,023)
                                                        =========    ===========


     The Corporation has available losses for income tax purposes of approximately $9,380 which can be carried forward and charged against future income. These losses expire in 2009.


12. CONTINGENCIES:

   The Corporation is involved in a number of legal proceedings. In the opinion of the Corporation's counsel these are not determinable at the current time.

13. COMMITMENTS:

   The Corporation has operating lease commitments for office premises. Annual future payments pursuant to these commitments are as follows:


   2003                                                                 $253,620
   2004                                                                   84,540
                                                                        --------
                                                                        $338,160
                                                                        ========


14. DEBT FINANCING:

   On July 31, 2002, the Corporation closed a U.S. $5,000,000 debt financing arrangement with Textron Financial Corporation ("Textron") whereby Textron will provide a U.S. $5,000,000 reducing revolving line of credit ("the Facility") to Addison York Insurance Brokers Ltd. (the "Borrower"), a wholly-owned US subsidiary of the Corporation. The Corporation has not yet drawn on this facility.

   The Facility will have an interest rate of the greater of the Wall Street Journal prime rate plus 2.5% per annum or U.S. $10,000 per month. A commitment fee of U.S. $100,000 is also required to be paid to Textron on the closing date and the anniversary of the closing date each year over the three-year period, for a total of U.S. $300,000. Advances under the facility are subject to certain acquisition criteria.

   On a monthly basis, the Corporation will repay the greater of an amount equal to 20% of the consolidated commission revenue received for the 30 days preceding and the eligible acquisition amortization amount. Eligible acquisition amortization is the amount calculated with respect to each eligible acquisition funded by this Facility that is equal to that amount necessary to amortize the principal sum advanced in connection with such eligible acquisition over a 60 month period.

   The Corporation has guaranteed the obligations of the Borrower and Textron will have a first priority security interest in the assets of the Borrower and the Corporation. The Facility matures on July 30, 2005. The Facility is required to be used for the funding of acquisitions of general insurance brokerages within the United States.

   In connection with this financing, the Corporation incurred $442,578 of costs, which are being amortized on a straight line basis over the three year loan maturity period, amortization for the period was $102,385.

   Subsequent to the year ended March 31, 2003, a First Amendment to Loan and Security Agreement was completed which changed certain covenants of the Facility.


15. SUBSEQUENT EVENT:

   Subsequent to year-end, the Company announced that its U.S. subsidiary reached an agreement to purchase the assets of a California based brokerage. As at May 16, 2003 this agreement is not binding and has not closed.

Five Year Summary


                                                                           (1)             (1)
Years ended March 31,                                        2003         2002            2001           2000           1999
---------------------                                    -----------    ---------      ---------      ---------      ---------
OPERATIONS
Revenue                                                  $ 5,175,072    4,449,628      3,894,115      3,509,671      2,589,797
Earnings before interest, taxes, depreciation and            552,778      445,029        251,034        684,658        719,221
amortization (EBITDA)
Interest and financing costs                                (285,720)      (9,540)        (9,614)        (5,191)       (33,168)
Depreciation and amortization                               (609,546)    (343,172)      (255,778)      (196,475)      (131,551)
Income Taxes                                                 (13,313)     (10,830)        79,369       (260,365)       (79,374)
                                                         -----------    ---------      ---------      ---------      ---------
Net (Loss) Earnings                                      $  (355,801)      81,487         65,011        222,627        475,128
                                                         -----------    ---------      ---------      ---------      ---------
Cash Flow from operations                                $   369,443      433,655        460,074        422,242        606,679
                                                         -----------    ---------      ---------      ---------      ---------
(Loss) Earnings Per Common Share                         $     (0.05)        0.01           0.01           0.03           0.11
FINANCIAL POSITION
Current Assets                                           $ 4,972,921    5,059,540      5,143,318      3,666,353      4,538,976
Computer Systems and office equipment                        212,265      522,085        575,622        183,856        160,142
Customer Accounts (2) Cost                                 3,215,968    4,964,654      4,279,148      4,102,077      2,700,347
Accumulated Amortization                                  (1,653,901)  (1,879,645)    (1,692,294)    (1,541,000)    (1,398,989)
                                                         -----------    ---------      ---------      ---------      ---------
                                                           1,562,067    3,085,009      2,586,854      2,561,077      1,301,358
Goodwill (2)                                               1,574,832
Other Assets                                                                                            163,451
Deferred financing costs                                     340,193
                                                         -----------    ---------      ---------      ---------      ---------
Total Assets                                             $ 8,662,278    8,666,634      8,305,794      6,574,737      6,000,476
                                                         -----------    ---------      ---------      ---------      ---------
Current Liabilities                                      $ 1,062,058      796,074        751,724      1,005,519        903,922
Long Term Debt                                                17,624      118,548         13,105         50,097         55,969
Future Tax Liability (see note 11 to financial stmts)        346,162      734,661        359,405
Shareholders' Equity                                       7,236,434    7,017,351      7,181,560      5,519,121      5,040,585
                                                         -----------    ---------      ---------      ---------      ---------
Total Liabilities and Shareholders' Equity               $ 8,662,278    8,666,634      8,305,794      6,574,737      6,000,476
                                                         -----------    ---------      ---------      ---------      ---------
Cash and cash equivalents, end of year                   $ 3,719,408    3,777,087      4,125,564      2,913,307      3,976,769
Working Capital                                          $ 3,910,863    4,263,466      4,391,594      2,660,834      3,635,054


RATIOS
Current Assets / Current Liabilities                            4.68         6.36           6.84           3.65           5.02
Long Term Debt / Equity                                         0.00         0.02           0.00           0.01           0.01


SHAREHOLDER INFORMATION
Common Shares Outstanding at year end                      7,692,055    7,692,055      7,725,455      7,094,055      6,969,055

----------
(1) Reclassified to conform with the current year's presentation
(2) Change in accounting policy - See note 2 to the financial statements

CORPORATE INFORMATION                                                 (ACI LOGO)

HEAD OFFICE

     Suite 355, 10333 Southport Rd. SW
     Calgary, Alberta, Canada,
     T2W 3X6
     Telephone: (403) 278-8811
     Fax: (403) 225-5745



INVESTOR RELATIONS

     Press Contacts - North America
     Barry Kaplan
     Barry Kaplan Associates, New Jersey
     Telephone: (732) 747-0702
     Email: smallkap@aol.com


     Anthony Clark International Insurance Brokers Ltd.
     Mr. Tony Consalvo, C.O.O.
     Telephone: (403) 225-5100
     Email: tony.consalvo@aclarkinsurance.com



TRADING SYMBOLS

     Toronto Stock Exchange: ACL
     Nasdaq OTCBB: ACKBF


AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Corporation are

     KPMG LLP,
     Suite 1200, 205 - 5th Avenue, S.W.,
     Calgary, Alberta, T2P 4B9.

The transfer agent and registrar for the Shares is

     The CIBC Mellon Trust Company,
     600, 333 - 7th Avenue, S.W.,
     Calgary, Alberta,
     T2P 2Z1.



LEGAL COUNSEL

     Gowling Lafleur Henderson LLP
     Vancouver, British Columbia
     Demiantschuk Milley Burke & Hoffinger
     Calgary, Alberta

     [BACKGROUND PHOTO]

DIRECTORS AND OFFICERS

(PHOTO OF PRIMO PODORIESZACH)       (PHOTO OF TONY CONSALVO)    (PHOTO OF SHELLEY SAMEC)
PRIMO PODORIESZACH                  TONY CONSALVO               SHELLEY SAMEC
DIRECTOR, PRESIDENT, CHIEF          DIRECTOR & CHIEF OPERATING  CHIEF FINANCIAL OFFICER
EXECUTIVE OFFICER AND CHAIRMAN OF   OFFICER
THE BOARD


(PHOTO OF DOUGLAS FARMER)         (PHOTO OF JOSEPH GIUFFRE)           (PHOTO OF THOMAS MILLEY)
DOUGLAS FARMER                    JOSEPH GIUFFRE                      THOMAS MILLEY
DIRECTOR                          DIRECTOR                            DIRECTOR

OFFICES

THE CORPORATION'S HEAD OFFICE AND PRINCIPAL BUSINESS OFFICE
IS LOCATED AT
SUITE 355, 10333 SOUTHPORT ROAD S.W.,
CALGARY, ALBERTA, T2W 3X6.



THE CORPORATION'S REGISTERED OFFICE IN ALBERTA IS LOCATED AT
SUITE 1200, 1015 - 4TH STREET S.W.,
CALGARY, ALBERTA, T2R 1J4.


(BACKGROUND PHOTO)
kpmg


















                      Consolidated Financial Statements of


                      ANTHONY CLARK

                      INTERNATIONAL INSURANCE

                      BROKERS LTD.


                      Years ended March 31, 2003 and 2002

AUDITORS' REPORT TO THE SHAREHOLDERS


We have audited the consolidated balance sheets of Anthony Clark International Insurance Brokers Ltd. as at March 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at March 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



(signed) "KPMG LLP"

Chartered Accountants

Calgary, Canada
May 16, 2003

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Consolidated Balance Sheets

March 31, 2003 and 2002

----------------------------------------------------------------------------------------
                                                                     2003           2002
----------------------------------------------------------------------------------------
Assets

Current assets:
     Cash and cash equivalents                                 $3,719,408     $3,777,087
     Accounts receivable                                        1,038,721        924,536
     Prepaid expenses                                             170,415        132,952
     Future tax asset (note 11)                                     4,377        124,638
     Loan to director (note 4)                                     40,000        100,327
----------------------------------------------------------------------------------------
                                                                4,972,921      5,059,540

Computer systems and office equipment (note 5)                    212,265        522,085

Customer accounts (note 6)                                      1,562,067      3,085,009

Goodwill (note 2)                                               1,574,832             --

Deferred financing costs (note 14)                                340,193             --

----------------------------------------------------------------------------------------
                                                               $8,662,278     $8,666,634
========================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities                  $1,057,333     $  738,036
     Current portion of long-term debt (note 7)                     4,725         58,038
----------------------------------------------------------------------------------------
                                                                1,062,058        796,074

Long-term debt (note 7)                                            17,624        118,548

Future tax liability (note 11)                                    346,162        734,661

Shareholders' equity (note 8)                                   7,236,434      7,017,351

Contingencies (note 12)
Commitments (note 13)
Subsequent events (notes 8(b), 14 and 15)
----------------------------------------------------------------------------------------
                                                               $8,662,278     $8,666,634
========================================================================================

See accompanying notes to consolidated financial statements.

On behalf of the Board:

(signed) "Tony Consalvo"
                                            Director
----------------------------------------

(signed) "Thomas Milley"
                                            Director
----------------------------------------

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Consolidated Statements of Operations and Deficit

Years ended March 31, 2003 and 2002

--------------------------------------------------------------------------------------------------------------
                                                                                     2003                 2002
--------------------------------------------------------------------------------------------------------------
Revenue                                                                     $   5,175,072        $   4,449,628

Expenses:
     Salaries and wages                                                         3,165,924            2,560,844
     Rent                                                                         283,242              263,380
     General and administrative                                                 1,135,956            1,180,375
     Foreign currency loss                                                         37,172                   --
--------------------------------------------------------------------------------------------------------------
                                                                                4,622,294            4,004,599
--------------------------------------------------------------------------------------------------------------
Earnings before interest, taxes, depreciation and
   amortization (EBITDA)                                                          552,778              445,029

Interest and financing costs                                                     (285,720)              (9,540)
--------------------------------------------------------------------------------------------------------------
Earnings before depreciation and amortization                                     267,058              435,489

Depreciation and amortization                                                    (609,546)            (343,172)
--------------------------------------------------------------------------------------------------------------
(Loss) earnings before income taxes                                              (342,488)              92,317

Income taxes (note 11):
     Current                                                                           --               (1,834)
     Future                                                                       (13,313)              (8,996)
--------------------------------------------------------------------------------------------------------------
                                                                                  (13,313)             (10,830)
--------------------------------------------------------------------------------------------------------------
Net (loss) earnings                                                              (355,801)              81,487

Deficit, beginning of year
     As previously reported                                                    (2,669,781)          (2,543,576)
         Change in accounting policy for goodwill and
           other intangible assets (note 2(a))                                    574,884                   --
--------------------------------------------------------------------------------------------------------------
     As restated                                                               (2,094,897)          (2,543,576)

Excess of share redemption amount over share
   stated amount (note 8(b))                                                           --             (207,692)

--------------------------------------------------------------------------------------------------------------
Deficit, end of year                                                        $  (2,450,698)       $  (2,669,781)
==============================================================================================================

(Loss) earnings per common share - basic and diluted (note 9)               $       (0.05)       $        0.01
==============================================================================================================


See accompanying notes to consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Consolidated Statements of Cash Flows

Years ended March 31, 2003 and 2002

--------------------------------------------------------------------------------------------------------------
                                                                                     2003                 2002
--------------------------------------------------------------------------------------------------------------

Cash flows from (used in) operating activities:
     Net (loss) earnings                                                    $    (355,801)       $      81,487

     Items not involving cash:
         Depreciation and amortization                                            609,546              343,172
         Deferred financing costs                                                 102,385                   --
         Future income tax                                                         13,313                8,996
--------------------------------------------------------------------------------------------------------------
     Cash flow from operations                                                    369,443              433,655

     Net change in non-cash working capital relating to operations:
         Accounts receivable                                                     (114,185)            (256,321)
         Income taxes receivable/payable                                               --              198,567
         Prepaid expenses                                                         (37,463)              11,774
         Accounts payable and accrued liabilities                                 319,297               36,896
--------------------------------------------------------------------------------------------------------------
                                                                                  537,092              424,571

Cash flows from (used in) financing activities:
     Deferred financing costs                                                    (442,578)                  --
     Repurchase of shares under issuer bid                                             --             (264,896)
     Net proceeds on issuance of Common Shares                                         --               19,200
     Repayment of long-term debt                                                 (180,754)             (58,861)
     Repayment from (loan to) director                                             60,327             (100,327)
--------------------------------------------------------------------------------------------------------------
                                                                                 (563,005)            (404,884)

Cash flows from (used in) investing activities:
     Computer systems and office equipment                                        (31,766)            (102,284)
     Business acquisitions (note 3)                                                    --             (265,880)
--------------------------------------------------------------------------------------------------------------
                                                                                  (31,766)            (368,164)
--------------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents                                             (57,679)            (348,477)

Cash and cash equivalents, beginning of year                                    3,777,087            4,125,564
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                      $   3,719,408        $   3,777,087
==============================================================================================================

Cash and cash equivalents is comprised of:
     Cash                                                                   $   1,719,408        $   1,277,087
     Term deposits maturing within ninety days                              $   2,000,000        $   2,500,000
==============================================================================================================

Supplementary disclosure of cash flow information:
     Income taxes received (paid) in the year                               $          --        $     196,773
     Interest paid in the year                                              $      80,156        $       8,087
==============================================================================================================


See accompanying notes to consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Notes to Consolidated Financial Statements

Years ended March 31, 2003 and 2002

--------------------------------------------------------------------------------

     Anthony Clark International Insurance Brokers Ltd.'s (the "Corporation") primary business activity is general insurance brokerage. Shares of the Corporation trade on the Toronto Stock Exchange ("TSE") under the symbol "ACL" and on the NASDAQ OTC under the symbol "ACKBF".



1.   SIGNIFICANT ACCOUNTING POLICIES:

     (a)  Basis of presentation:

          The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries.

          Certain of the prior year numbers have been reclassified to conform to current year presentation.

     (b)  Cash and cash equivalents:

          Cash and cash equivalents consists of bank deposits and short-term investments with maturities of three months or less.

     (c)  Computer systems and office equipment:

          Computer systems and office equipment are stated at cost. Depreciation is provided for using the following methods and annual rates:

--------------------------------------------------------------------------------------------------------------
         Asset                                                                      Basis                 Rate
--------------------------------------------------------------------------------------------------------------
         Computer equipment and software                                declining balance                  30%
         Corporate website                                                  straight-line              3 years
         Furniture and equipment                                        declining balance                  20%
         Leasehold improvements                                             straight-line              3 years
--------------------------------------------------------------------------------------------------------------


          Corporate website costs include software and graphics. Costs incurred in the planning stage and to enhance the website are expensed along with operating costs.

     (d)  Customer accounts:

          Acquired customer accounts are stated at cost less accumulated amortization and are amortized on a straight-line basis over twelve years.

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Notes to Consolidated Financial Statements, page 2

Years ended March 31, 2003 and 2002

--------------------------------------------------------------------------------



1.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (d)  Customer accounts (continued):

          The carrying value of customer accounts is periodically reviewed by management to determine if the facts and circumstances suggest that it may be impaired. In the insurance brokerage and agency industry, it is common for agencies to be acquired at a price determined as a multiple of the corresponding revenues. Accordingly, the Corporation assesses the carrying value of its customer accounts by comparison to a reasonable multiple applied to corresponding revenues and considers cash flow generated from operations. Any impairment identified through this assessment may require that the carrying value of related customer accounts be adjusted.

     (e)  Goodwill:

          Goodwill represents the excess of the purchase price over the fair value of the identifiable net tangible and intangible assets of the Corporation's acquisitions. It is not amortized but is tested for impairment annually.

     (f)  Revenue recognition:

          Commission revenue, which results from the placement of insurance with underwriters, is recognized as earned upon the effective date of each policy. Contingent commission revenue, which is dependent upon the underwriter's profitability on business placed by the Corporation, is not ascertainable until claims against underwriters are settled. Accordingly, the Corporation recognizes such revenue as earned when received. Revenue from the Corporation's website is recognized as earned when received.

     (g)  Deferred financing costs:

          Deferred financing costs are amortized over 3 years, the length of the financing facility.

     (h)  Foreign currency:

          The accounts of integrated foreign operations are translated into Canadian dollars using the temporal method whereby monetary assets and liabilities are translated at rates prevailing at the balance sheet date, and non-monetary assets and liabilities are translated at historic rates. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Translation gains and losses are recognized in earnings.

     (i)  Per share amounts:

          Basic per share amounts are calculated using the weighted average number of common shares outstanding during the year. Diluted per share amounts are calculated following the treasury stock method assuming that proceeds obtained upon the exercise of options would be used to purchase common shares at the average market price during the period.

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Notes to Consolidated Financial Statements, page 3

Years ended March 31, 2003 and 2002

--------------------------------------------------------------------------------



1.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (j)  Stock-based compensation plans:

          The Corporation has a stock based compensation plan, which is described in note 8(c). Stock-based compensation is calculated in accordance with the recommendations of CICA Handbook Section 3870 Stock-Based Compensation, as described in note 2(b).

     (k)  Income taxes:

          The Corporation uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

     (l)  Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   CHANGES IN ACCOUNTING POLICIES:

     (a)  Business combination, goodwill and other intangible assets:

          On April 1, 2002, the Corporation implemented the new accounting standards for business combinations and goodwill and other intangible assets as set out in CICA Handbook sections 1581 and 3062. This change in accounting policy has been applied retroactively but prior periods have not been restated. In accordance with those standards, the Corporation reviewed each of the business combinations completed prior to July 1, 2001 to determine if the carrying amount of acquired customer accounts met the criteria in CICA Handbook Section 1581 for recognition apart from goodwill. As a result, it was determined that, in aggregate, the net carrying value of $1,574,832 of customer accounts at April 1, 2002 should be classified as goodwill. In conjunction with this reclassification, the amortization period of customer accounts was reduced to 12 years retroactively, with a net reduction of customer accounts of $1,281,499. The future income tax liability was reduced by $281,551 and the deficit was reduced by $574,884.

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Notes to Consolidated Financial Statements, page 4

Years ended March 31, 2003 and 2002

--------------------------------------------------------------------------------

2.   CHANGES IN ACCOUNTING POLICIES (CONTINUED):

     (a)  Business combination, goodwill and other intangible assets
          (continued):

          The Corporation conducted a transitional goodwill impairment test as at the date of adoption of the new standards. Under the goodwill impairment test, if the fair value of a reporting unit exceeds its carrying value, the excess of fair value of net assets over the fair value of a reporting unit is considered to be the implied value of goodwill. If the carrying value of goodwill exceeds its implied value, the difference is recognized as an impairment loss. Based on this test, the Corporation determined that it has one reporting unit and that the implied value of goodwill exceeds the carrying amount, resulting in no impairment loss pursuant to the transitional provisions of the new goodwill accounting standards.

     (b)  Stock-based compensation:

          Effective April 1, 2002 the Corporation adopted the new accounting standard for stock-based compensation as set out in Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of the common stock or other equity instrument.

          In accordance with the new standard, options or similar instruments granted to non-employees by the Corporation are recorded at their fair value. As permitted under the new standard, the Corporation uses settlement date accounting to account for employee stock options whereby no expense is recorded in connection with the option and the proceeds from exercise of the option are recorded to share capital. The new standards require the Corporation to disclose the pro forma impact on net income and earnings per share if the fair value method was used to account for employee stock options. There were no options or other stock-based instruments granted during the year ended March 31, 2003.

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Notes to Consolidated Financial Statements, page 5

Years ended March 31, 2003 and 2002

--------------------------------------------------------------------------------


3.   BUSINESS ACQUISITIONS:

     During the year ended March 31, 2002 the Corporation acquired 100% of the voting shares of 779451 Alberta Ltd. for aggregate consideration of $250,000, plus expenses of $2,880, subject to final purchase price adjustments. If the actual earned commission from the purchased files for the 24 month period after the closing date of August 1, 2001, is less than $303,030, the purchase price will adjust downward but can not be adjusted to an amount less than $218,000. The share acquisition has been accounted for by the purchase method. The results of operations of 779451 Alberta Ltd. have been included in the operating results of the Corporation from the effective date of acquisition.

     During the year ended March 31, 2002, the Corporation determined purchase price adjustments relating to customer lists and agencies previously acquired which resulted in a decrease in cost of $13,242.

     During the year ended March 31, 2002, the Corporation entered into an amending agreement relating to a prior share acquisition. The clause relating to purchase price adjustments for performance was amended for the period January 1, to December 31, 2001. Under the amendment, the purchase price increased by an additional $198,000, and payment was made during the year ended March 31, 2002.

     In aggregate, as a result of the above transactions, the net assets acquired were as follows:

--------------------------------------------------------------------------------
     Assets acquired:
         Customer accounts                                             $ 685,506
         Future income tax liability                                    (247,868)
--------------------------------------------------------------------------------
                                                                       $ 437,638
================================================================================
     Consideration paid:
         Cash                                                          $ 265,880
         Issuance of long-term debt                                      171,758
--------------------------------------------------------------------------------
                                                                       $ 437,638
================================================================================

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Notes to Consolidated Financial Statements, page 6

Years ended March 31, 2003 and 2002

--------------------------------------------------------------------------------


4.   RELATED PARTY TRANSACTIONS:

     During the year ended March 31, 2003 the Corporation paid $162,384 (2002 - $168,174) in legal fees to two law firms where the partners involved are directors of the Corporation.

     During the year end March 31, 2002, the Corporation issued a demand loan to an individual who is an officer and director of the Corporation for $200,000, bearing interest at the Royal Bank of Canada prime rate, with interest payable annually and compounded semi-annually, secured by capital stock of the Corporation and a general security agreement. During the year, $60,327 (2002 - $99,673) of the loan was repaid.



5.   COMPUTER SYSTEMS AND OFFICE EQUIPMENT:

--------------------------------------------------------------------------------
                                                          Accumulated   Net book
     2003                                      Cost      depreciation     value
--------------------------------------------------------------------------------
     Computer equipment and software        $  661,439     $505,331     $156,108
     Website development                            --           --           --
     Furniture and equipment                   230,000      178,465       51,535
     Leasehold improvements                      3,895        3,895           --
     Corporate website                           9,245        4,623        4,622
--------------------------------------------------------------------------------
                                            $  904,579     $692,314     $212,265
================================================================================

--------------------------------------------------------------------------------
                                                          Accumulated   Net book
     2002                                      Cost      depreciation     value
--------------------------------------------------------------------------------
     Computer equipment and software        $  634,472     $444,209     $190,263
     Website development                       420,400      126,120      294,280
     Furniture and equipment                   198,683      169,495       29,188
     Leasehold improvements                      3,895        3,245          650
     Corporate website                           9,245        1,541        7,704
--------------------------------------------------------------------------------
                                            $1,266,695     $744,610     $522,085
================================================================================


     At March 31, 2003 management assessed the carrying value of website development costs as compared to expected future cash flows from that asset and determined that the costs should be written down. Included in depreciation and amortization for the year is $210,200 relating to the write down of these costs.

     Included in capital assets at March 31, 2003 are assets under capital lease in the amount of $26,518 (2002 - $43,800) with related accumulated depreciation of $2,652 (2002 - $25,557).

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Notes to Consolidated Financial Statements, page 7

Years ended March 31, 2003 and 2002

--------------------------------------------------------------------------------


6.   CUSTOMER ACCOUNTS:

--------------------------------------------------------------------------------
                                                            2003            2002
--------------------------------------------------------------------------------

     Cost                                            $ 3,215,968   $   4,964,654
     Accumulated amortization                         (1,653,901)     (1,879,645)
--------------------------------------------------------------------------------
                                                     $ 1,562,067   $   3,085,009
================================================================================


     During the year ended March 31, 2003, the cost of customer accounts was reduced to reflect goodwill acquired in prior acquisitions, and the future tax effect of acquisitions prior to July 1, 2001, by a net amount of $1,748,686 (note 2(a)).

7.   LONG-TERM DEBT:


-----------------------------------------------------------------------------------------------
                                                                               2003        2002
-----------------------------------------------------------------------------------------------
     Capital lease, bearing interest at 9.78% and secured by
       the individual assets being leased by the Corporation                $22,349    $     --

     Capital lease, bearing interest at 16% and secured by the
       individual assets being leased by the Corporation                         --      13,105

     Note payable, bearing interest at 5.5% per annum and
       repayable in eight quarterly instalments of $13,250
       including interest with the balance due November 1, 2003,
       secured by a general security agreement                                   --     163,481
-----------------------------------------------------------------------------------------------
                                                                             22,349     176,586
     Less current portion                                                     4,725      58,038
-----------------------------------------------------------------------------------------------
                                                                            $17,624    $118,548
===============================================================================================



     The aggregate maturities of long-term debt for the five years subsequent to March 31, 2003 are as follows:

--------------------------------------------------------------------------------
     2004                                                                $ 4,725
     2005                                                                  5,180
     2006                                                                  5,677
     2007                                                                  6,223
     2008                                                                    544
--------------------------------------------------------------------------------
                                                                         $22,349
================================================================================


8.   SHAREHOLDERS' EQUITY:

     (a)  Share capital authorized:

          Unlimited number of Voting Participating Common Shares without nominal or par value

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Notes to Consolidated Financial Statements, page 8

Years ended March 31, 2003 and 2002

--------------------------------------------------------------------------------


8.   SHAREHOLDERS' EQUITY (CONTINUED):

     (b)  Share capital and deficit:

-----------------------------------------------------------------------------------------------
                                                                        Number of
         Share capital:                                                    shares        Amount
-----------------------------------------------------------------------------------------------
         Balance, March 31, 2001                                        7,725,455   $ 9,725,136

         Issuance of Common Shares on exercise of stock options            12,000        19,200
         Charge to capital on repurchase of shares through
           issuer bid                                                     (45,400)      (57,204)
-----------------------------------------------------------------------------------------------
         Balance, March 31, 2002                                        7,692,055   $ 9,687,132
===============================================================================================
         Balance, March 31, 2003                                        7,692,055   $ 9,687,132
===============================================================================================
         Deficit:
              March 31, 2003                                                        $(2,450,698)
              March 31, 2002                                                         (2,669,781)
===============================================================================================
         Total shareholders' equity:
              March 31, 2003                                                        $ 7,236,434
              March 31, 2002                                                          7,017,351
===============================================================================================


         As part of the private placement of special warrants completed during the year ended March 31, 2001, 295,100 warrants were issued. These warrants expired without exercise November 15, 2001. Additionally, as part of this issuance, 59,020 broker special warrants were issued. These warrants expired without exercise May 15, 2002.

         In 2001, the Corporation received regulatory approval to make a normal course issuer bid. Pursuant to the bid, the Corporation could purchase up to 386,273 of its Common Shares which represented approximately 5% of the Common Shares issued and outstanding. The bid commenced April 18, 2001 and expired April 17, 2002. To March 31, 2002 the Corporation repurchased 45,400 of its shares for $264,896. The $264,896 was allocated to share capital for an amount of $57,204, equal to the assigned value of the shares, and the excess of $207,692 was allocated to the deficit.

         In 2002, the Corporation received regulatory approval to make another normal course issuer bid. Pursuant to the bid, the Corporation could purchase up to 384,602 of its Common Shares which represented approximately 5% of the Common Shares issued and outstanding. The bid commenced April 18, 2002 and expired April 17, 2003. The Corporation did not repurchase any of its shares under the bid.

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Notes to Consolidated Financial Statements, page 9

Years ended March 31, 2003 and 2002

--------------------------------------------------------------------------------


8.   SHAREHOLDERS' EQUITY (CONTINUED):

     (b)  Share capital and deficit (continued):

          Subsequent to March 31, 2003 the Corporation received regulatory approval to make another normal course issuer bid. Pursuant to the bid, the Corporation may purchase up to 384,602 of its common shares, which represents approximately 5% of the common shares issued and outstanding. The bid commenced April 22, 2003 and expires April 21, 2004. To May 16, 2003, the Corporation has not repurchased any of its shares.

     (c)  Stock options:

          (i)  Stock option plan:

               The Corporation has an incentive share option plan which provides for the granting of stock options to directors, officers, employees and consultants to a maximum of 1,418,811 Common Shares. At March 31, 2003 stock options to purchase 984,400 Common Shares were outstanding. The stock options are exercisable at prices ranging from $1.00 to $4.80 per share and expire on various dates between April 12, 2004 and March 18, 2007. All options granted prior to March 31, 2001 vested immediately at the date of grant. Options granted during the year ended March 31, 2002 vest over periods of up to five years.

               Changes in options during the years ended March 31, 2003 and 2002 are as follows:


--------------------------------------------------------------------------------------------------------------
                                                           2003                               2002
                                             ------------------------------       ----------------------------
                                                                 Weighted-                          Weighted-
                                                                    average                            average
                                                 Number of         exercise         Number of         exercise
                                                   options            price           options            price
--------------------------------------------------------------------------------------------------------------
              Outstanding, beginning of year       991,400       $     1.37           612,400       $     1.68

              Exercised                                 --               --           (12,000)           (1.60)
              Granted                                   --               --           457,000             1.00
              Cancelled                             (7,000)           (1.00)          (66,000)           (1.60)
--------------------------------------------------------------------------------------------------------------
              Outstanding, end of year             984,400       $     1.37           991,400       $     1.37
==============================================================================================================
              Exercisable, end of year             859,400       $     1.43           859,400       $     1.43
==============================================================================================================

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Notes to Consolidated Financial Statements, page 10

Years ended March 31, 2003 and 2002

--------------------------------------------------------------------------------


8.   SHAREHOLDERS' EQUITY (CONTINUED):

     (c)  Stock options (continued):

          The following table sets forth information relating to stock options outstanding as at March 31, 2003:

--------------------------------------------------------------------------------------------------------------
                                                            Weighted-
                                                 Number       average    Weighted-         Number    Weighted-
                           Range of      outstanding at     remaining      average exercisable at      average
                           exercise           March 31,   contractual     exercise      March 31,     exercise
              Expiry         prices                2003          life        price           2003        price
--------------------------------------------------------------------------------------------------------------

              10/26/06     $      1.00          445,000          3.58  $      1.00        325,000    $    1.00
              03/18/07            1.15            5,000          3.96         1.15             --         1.15
              04/12/04            1.60          520,000          1.04         1.60        520,000         1.60
              02/28/05            4.80           14,400          1.92         4.80         14,400         4.80
--------------------------------------------------------------------------------------------------------------
                           $1.00 to $4.80       984,400          2.22  $      1.37        859,400    $    1.43
==============================================================================================================


     (d)  Deficit:

          The deficit of the Corporation for the year ended March 31, 2003 was $2,450,698 (2002 - $2,669,781) which includes accumulated operating earnings of $2,383,529 (2002 - $2,129,784) less accumulated amortization of customer accounts of $2,121,088 (2002 - $1,879,645) and accumulated depreciation of $1,197,683 (2002 - $829,580), net increase due to change in accounting policies of $168,012 (2002 - $742,896), and increase due to excess of share redemption amount over share stated amount of $1,347,444 (2002 - $1,347,444).


9.   PER SHARE AMOUNTS:

     The loss per share for 2003 has been calculated on the weighted average number of common shares outstanding of the Corporation for the year ended March 31, 2003 of 7,692,055 (2002 - 7,699,139). Diluted earnings per share reflects the dilutive effect of the stock options outstanding. Options are not dilutive for 2003. The diluted shares outstanding for the year ended March 31, 2002 was 8,008,397.

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Notes to Consolidated Financial Statements, page 11

Years ended March 31, 2003 and 2002

--------------------------------------------------------------------------------

10.  FINANCIAL INSTRUMENTS:

     (a)  Fair values:

          The carrying values of accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments. The carrying value of long-term debt approximates its fair value.

     (b)  Credit risk:

          The Corporation's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are in place with major financial institutions. Concentrations of credit risk with respect to receivables are limited due to the large number of customers. The Corporation has evaluation and monitoring processes in place and writes off accounts when they are determined to be uncollectable.

11.  INCOME TAXES:

     Income tax expense or benefit is the sum of the Corporation's provision for current income taxes and difference between opening and ending balances of the future income tax assets and liabilities.

     The provision for income tax differs from the result which would have been obtained by applying the combined Federal and Provincial income tax rates of 38.62% (2002 - 41.12%) to the Corporation's net earnings before income taxes. The difference results from the following items:

--------------------------------------------------------------------------------------------------------------
                                                                                     2003                 2002
--------------------------------------------------------------------------------------------------------------
     Expected tax expense (recovery)                                        $    (132,269)       $      37,961
     Effect of rate changes on future income taxes                                   (549)             (33,709)
     Other                                                                         15,540                6,578
     Unrecorded benefit of loss of subsidiary                                     130,591                   --
--------------------------------------------------------------------------------------------------------------
     Provision for income taxes (recovery)                                  $      13,313        $      10,830
==============================================================================================================

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Notes to Consolidated Financial Statements, page 12

Years ended March 31, 2003 and 2002

--------------------------------------------------------------------------------

11.  INCOME TAXES (CONTINUED):

     The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at March 31, 2003 are as follows:

--------------------------------------------------------------------------------------------------------------
                                                                                     2003                 2002
--------------------------------------------------------------------------------------------------------------
     Future tax assets:
         Customer accounts, with tax basis                                  $      46,347        $     105,640
         Share issue costs                                                        102,005              190,932
         Non capital losses                                                         3,435              110,408
         Computer systems and office equipment                                      2,173                   --
--------------------------------------------------------------------------------------------------------------
                                                                                  153,960              406,980
     Future tax liabilities:
         Computer systems and office equipment                                         --              (97,379)
         Customer accounts, without tax basis                                    (495,745)            (919,624)
--------------------------------------------------------------------------------------------------------------
                                                                                 (495,745)          (1,017,003)
--------------------------------------------------------------------------------------------------------------
     Net future tax liability                                               $    (341,785)       $    (610,023)
==============================================================================================================
     Comprising:
         Current tax asset                                                  $       4,377        $     124,638
         Long-term tax liability                                                 (346,162)            (734,661)
--------------------------------------------------------------------------------------------------------------
                                                                            $    (341,785)       $    (610,023)
==============================================================================================================

     The Corporation has available losses for income tax purposes of approximately $9,380 which can be carried forward and charged against future income. These losses expire in 2009.


12.  CONTINGENCIES:

     The Corporation is involved in a number of legal proceedings. In the opinion of the Corporation's counsel these are not determinable at the current time.


13.  COMMITMENTS:

     The Corporation has operating lease commitments for office premises. Annual future payments pursuant to these commitments are as follows:

--------------------------------------------------------------------------------
     2003                                                               $253,620
     2004                                                                 84,540
--------------------------------------------------------------------------------
                                                                        $338,160
================================================================================

ANTHONY CLARK INTERNATIONAL INSURANCE
BROKERS LTD.
Notes to Consolidated Financial Statements, page 13

Years ended March 31, 2003 and 2002

--------------------------------------------------------------------------------

14.  DEBT FINANCING:

     On July 31, 2002, the Corporation closed a U.S. $5,000,000 debt financing arrangement with Textron Financial Corporation ("Textron") whereby Textron will provide a U.S. $5,000,000 reducing revolving line of credit ("the Facility") to Addison York Insurance Brokers Ltd. (the "Borrower"), a wholly-owned US subsidiary of the Corporation. The Corporation has not yet drawn on this facility.

     The Facility will have an interest rate of the greater of the Wall Street Journal prime rate plus 2.5% per annum or U.S. $10,000 per month. A commitment fee of U.S. $100,000 is also required to be paid to Textron on the closing date and the anniversary of the closing date each year over the three-year period, for a total of U.S. $300,000. Advances under the facility are subject to certain acquisition criteria.

     On a monthly basis, the Corporation will repay the greater of an amount equal to 20% of the consolidated commission revenue received for the 30 days preceding and the eligible acquisition amortization amount. Eligible acquisition amortization is the amount calculated with respect to each eligible acquisition funded by this Facility that is equal to that amount necessary to amortize the principal sum advanced in connection with such eligible acquisition over a 60 month period.

     The Corporation has guaranteed the obligations of the Borrower and Textron will have a first priority security interest in the assets of the Borrower and the Corporation. The Facility matures on July 30, 2005. The Facility is required to be used for the funding of acquisitions of general insurance brokerages within the United States.

     In connection with this financing, the Corporation incurred $442,578 of costs, which are being amortized on a straight line basis over the three year loan maturity period, amortization for the period was $102,385.

     Subsequent to the year ended March 31, 2003, a First Amendment to Loan and Security Agreement was completed which changed certain covenants of the Facility.



15.  SUBSEQUENT EVENT:

     Subsequent to year-end, the Company announced that its U.S. subsidiary reached an agreement to purchase the assets of a California based brokerage. As at May 16, 2003 this agreement is not binding and has not closed.

                                                        (CIBC MELLON LETTERHEAD)







July 17, 2003


British Columbia Securities Commission             Alberta Securities Commission
Ontario Securities Commission                      The Toronto Stock Exchange


Dear Sirs:

RE: ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. -- PROFILE # 10468 CONFIRMATION OF MAILING
________________________________________________________________________________

On July 17, 2003, the following items were sent by prepaid mail to all shareholders of the above-mentioned Company:

1.  Notice of Meeting / Information Circular
2.  Instrument of Proxy
3.  2003 Annual Report
4.  Supplemental Return Card
5.  Return Addressed Envelope

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document with you as Agent for the above-named Company in compliance with the regulations made under the Securities Act.

Yours truly,

CIBC MELLON TRUST COMPANY


"Signed"

Donald A. Santini
Associate Manager
Client Relations
(403) 232-2413
donald_santini@cibcmellon.com

                                      PROXY
               ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS
    OF ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (THE "CORPORATION")

TO BE HELD AT THE Best Western Hospitality Inn, 135 Southland Drive S.E., Calgary, Alberta ON TUESDAY, AUGUST 18, 2003, AT 10:00 AM (LOCAL TIME)

THE UNDERSIGNED MEMBER ("Registered Shareholder") of the Corporation hereby appoints Primo Podorieszach, President of the Corporation, or failing this person, Tom Milley, Director of the Corporation, or in the place of the foregoing, ___________________________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Corporation and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Registered Shareholder as specified herein.

RESOLUTIONS (For full detail of each item, please see the enclosed Notice of Meeting and Management Proxy Circular)

                                                                      FOR           AGAINST

1.     To determine the number of Directors at FIVE (5)
                                                                   ----------      ----------
                                                                       FOR          WITHHOLD


2.     To elect as Director, PRIMO PODORIESZACH
                                                                   ----------      ----------
3.     To elect as Director, TONY CONSALVO
                                                                   ----------      ----------
4.     To elect as Director, DOUGLAS FARMER
                                                                   ----------      ----------
5.     To elect as Director, THOMAS MILLEY
                                                                   ----------      ----------
6.     To elect as Director, JOSEPH GIUFFRE


7.     To appoint KPMG LLP as Auditors of the Corporation
                                                                   ----------      ----------

8.   To approve, in advance, the issuance by the Corporation in one or more private placements during the 12 month period
     commencing August 19, 2003 of such number of securities that would result in the Corporation issuing or making issuable a number of common shares aggregating up to 100% of the number of issued and outstanding common shares as at July 16, 2003 as more particularly described in and subject to the
     restrictions described in the Corporation's Management Proxy
     Circular dated July 16, 2003.
                                                                   ----------      ----------

9.   To transact such other business as may properly come
     before the meeting                                            ----------      ----------


The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:            __________________________________________________________
Please Print Name:    __________________________________________________________
Date:                 __________________________________________________________
Number of Shares
Represented by Proxy: __________________________________________________________
THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.
SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

                      INSTRUCTIONS FOR COMPLETION OF PROXY

1.   THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION.

2. This form of proxy ("Instrument of Proxy") MUST BE SIGNED BY YOU, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and IF EXECUTED BY AN ATTORNEY, OFFICER, OR OTHER DULY APPOINTED REPRESENTATIVE, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. IF THIS INSTRUMENT OF PROXY IS NOT DATED in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by July 28, 2003.

4. A REGISTERED SHAREHOLDER WHO WISHES TO ATTEND THE MEETING AND VOTE ON THE RESOLUTIONS IN PERSON, may simply register with the scrutineers before the Meeting begins.

5. A REGISTERED SHAREHOLDER WHO IS NOT ABLE TO ATTEND THE MEETING IN PERSON BUT WISHES TO VOTE ON THE RESOLUTIONS, may do the following:

     (a) APPOINT ONE OF THE MANAGEMENT PROXYHOLDERS named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

     (b) APPOINT ANOTHER PROXYHOLDER, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. THE SECURITIES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE REGISTERED SHAREHOLDER ON ANY POLL of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, THE REGISTERED SHAREHOLDER MAY STILL ATTEND THE MEETING AND MAY VOTE IN PERSON. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of CIBC MELLON TRUST COMPANY by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. The mailing address is:

                            CIBC MELLON TRUST COMPANY
                         PROXY DEPT. 600 THE DOME TOWER
                          333 -- 7TH AVENUE, SOUTH WEST
                               CALGARY, AB T2P 2Z1
                               FAX: (403) 264-2100

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                      Suite 355, 10333 Southport Road S.W.
                                Calgary, Alberta
                                     T2W 3X6

                              INFORMATION CIRCULAR

                   (Containing information as at July 16, 2003
                            unless otherwise stated)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (the "Corporation") for use at the Annual and Special General Meeting of Shareholders of the Corporation (and any adjournment thereof) to be held on MONDAY, AUGUST 18, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Corporation at nominal cost. All costs of solicitation by management will be borne by the Corporation.

The contents and the sending of this Information Circular have been approved by the directors of the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors of the Corporation. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by CIBC MELLON TRUST COMPANY of 600 The Dome Tower, 333 - 7th Avenue S.W. Calgary, Alberta T2P 2Z1, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.

A shareholder who has given an instrument of proxy may revoke it at any time prior to the exercise thereof. If a person who has been given a proxy attends personally at the meeting such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either with the Corporate Secretary of the Corporation, or the CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7th Avenue, Calgary, Alberta, T2P 2Z1, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of such meeting prior to the commencement of the meeting or adjournment thereof, and upon either of such deposits the proxy is revoked. The revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL MEMBERS

ONLY REGISTERED MEMBERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. MEMBERS WHO DO NOT HOLD THEIR SHARES IN THEIR OWN NAME (REFERRED TO HEREIN AS "BENEFICIAL MEMBERS") ARE ADVISED THAT ONLY PROXIES FROM MEMBERS OF RECORD CAN BE RECOGNIZED AND VOTED AT THE MEETING. Beneficial Members who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered member. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Members is identical to that provided to registered members. However, its purpose is limited to instructing the registered member how to vote on behalf of the Beneficial Member.

If common shares are listed in an account statement provided to a Member by a broker, then in almost all cases those shares will not be registered in such Member's name on the records of the Company. Such shares will more likely be registered under the name of the Member's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Member. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to non-registered members. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Members in advance of members' meetings unless the Beneficial Members have waived the right to receive Meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Members in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Member by its broker is identical to the form of proxy provided by the Company to the registered members. However, its purpose is limited to instructing the registered member how to vote on behalf of the Beneficial Member should a non-registered member receiving such a form wish to vote at the Meeting, the non-registered member should strike out the names of the Management Proxyholders named in the form and insert the non-registered member's name in the blank provided. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Members and asks Beneficial Members to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A BENEFICIAL MEMBER RECEIVING A PROXY WITH AN ADP STICKER ON IT CANNOT USE THAT PROXY TO VOTE COMMON SHARES DIRECTLY AT THE MEETING - THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED. All references to Members in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to members of record unless specifically stated otherwise.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL BE VOTED FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS AS STATED UNDER THOSE HEADINGS IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE MEMBER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Issued and Outstanding:        7,692,055 common shares without par value*
Authorized Capital:            unlimited common shares without par value

*as of the record date July 16, 2003

The Corporation has prepared, as of the close of business on July 16, 2003, a list of shareholders entitled to receive the Notice of Meeting and indicating the number of common shares of the Corporation held by each such shareholder. A holder of common shares named in the list is entitled to vote the common shares shown opposite his name at the meeting except to the extent that such holder has transferred the ownership of his common shares after July 16, 2003, and the transferee of those shares establishes that he owns the shares and demands, not later than 10 days before the meeting, that his name be included in the list of shareholders before the meeting, in which case the transferee is entitled to vote such shares at the meeting. Any shareholder may examine the list of shareholders during usual business hours at the offices of the CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7th Avenue, Calgary, Alberta, T2P 2Z1 or at the meeting. The register of transfers will not be closed.

To the knowledge of the directors and senior officers of the Corporation, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation.

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is intended to determine the number of directors at five and to elect five directors for the ensuing year.

The term of office of each of the present directors expires at the Annual General Meeting. The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Corporation or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Corporation, or with the provisions of the Business Corporations Act (Alberta).

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Corporation now held by him, his principal occupation, the period of time for which he has been a director of the Corporation, and the number of common shares of the Corporation beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.


                              Principal Occupation and, IF NOT
Name, Position and            at Present an ELECTED Director,                 Previous Service           Number
Country of Residence(1)       Occupation During the Past 5 Years(1)           as a Director           of Shares(2)
-----------------------       -------------------------------------           -----------------      --------------
PRIMO PODORIESZACH(3)         Since April, 1996, President of Corporation     Since                         468,630
Canada                                                                        01-April-1996
President, Chief Executive
Officer & Director

TONY CONSALVO                 Since April,  1996, Chief Operating Officer of  Since                         339,179
Canada                        the Corporation                                 01-April-1996
Chief Operating Officer &
Director

DOUGLAS FARMER(3)(4)          Since February 1, 2000, Branch Manager,  First  Since                          47,500
Canada                        National   Financial   Corp.;   From  1992  to  24-Sep-1998
Director                      January 31,  2000,  Branch  Manager,  Sun Life
                              Trust, Prairie Region

THOMAS MILLEY(3)(4)           Since  1993,  Barrister &  Solicitor,  Partner  Since                           1,700
Canada                        with the law firm Demiantschuk,  Milley, Burke  30-June-1999
Director                      &  Hoffinger;  From 1996 to 2000,  Chairman of
                              the   Board   of    International    Datashare
                              Corporation (a TSX listed company)

JOSEPH P. GIUFFRE             Barrister &  Solicitor,  Partner  with Gowling  Since                          25,000
Canada                        Lafleur  Henderson  LLP since  April 1,  2000;  09-Feb-2000
Secretary & Director          Formerly  Partner  with   Montpellier   McKeen
                              Varabioff Talbot & Giuffre

----------

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually as of July 16, 2003.
(3)  Denotes member of Audit Committee.
(4)  Denotes member of the Compensation Committee

The Corporation does not have an executive committee at present.

STATEMENT OF EXECUTIVE COMPENSATION

"Named Executive Officer" means the Chief Executive Officer ("CEO"), regardless of the amount of compensation of that individual, and the Company's four most highly compensated executive officers, other than the CEO, who were serving as such at the end of the most recently completed fiscal period. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year end was $100,000 or more, whether or not they were executive officers at the end of the fiscal year.

The Corporation currently has three Named Executive Officers, Primo Podorieszach, Tony Consalvo and Shelley Samec. The following table sets forth the compensation awarded, paid to or earned by the Corporation's Named Executive Officers during the financial years ended March 31, 2001, 2002 and 2003.

                           SUMMARY COMPENSATION TABLE


                                     Annual Compensation                 Long Term Compensation
                             ------------------------------------ -------------------------------------
                                                                            Awards            Pay-outs
                                                                  --------------------------- ---------
                                                                   Securities    Restricted
                                                        Other        Under       Shares or                  All
                                                        Annual      Options/     Restricted     LTIP       Other
    Name and                                           Compen-         SARs         Share      Pay-outs    Compen-
    Principal                  Salary       Bonus       sation       granted        Units        ($)       sation
    Position       Year(1)       ($)         ($)         ($)          (#)           ($)                     ($)
------------------ --------- ------------ ----------- ----------- ------------- ------------- --------- ------------

Primo                2003       $100,000          --          --           Nil      N/A         N/A             Nil
Podorieszach         2002        $70,000          --          --      25,000/0      N/A         N/A             Nil
President            2001        $70,000          --          --           0/0      N/A         N/A             Nil
& Chief Executive
Officer

Tony Consalvo        2003       $100,000      $7,500          --           Nil      N/A         N/A             Nil
General Manager,     2002        $70,000     $20,000          --     100,000/0      N/A         N/A             Nil
Chief Operating      2001        $70,000          --          --           0/0      N/A         N/A             Nil
Officer


Shelley Samec        2003        $85,000     $12,500          --           Nil      N/A         N/A             Nil
Chief Financial      2002        $78,750          --      $5,385(2)   55,000/0      N/A         N/A             Nil
Officer              2001        $70,000          --          --           0/0      N/A         N/A             Nil

----------

(1)  Fiscal years ended March 31st.
(2)  paid in lieu of vacation time.

LONG TERM INCENTIVE PLAN AWARDS

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Corporation or an affiliate, or the price of the Corporation's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Corporation has not granted any LTIP's during the fiscal year ended March 31, 2003.

STOCK APPRECIATION RIGHTS

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Corporation's shares. No SAR's were granted to or exercised by the Named Executive Officers or directors during the fiscal year ended March 31, 2003.

OPTION GRANTS IN LAST FISCAL YEAR

No stock options were granted to the Corporation's Named Executive Officers during the fiscal year ended March 31, 2003.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
FISCAL YEAR-END OPTION VALUES

As no stock options were exercised by the Named Executive Officers during the fiscal year ended March 31, 2003, the following table sets forth details of the fiscal year-end value of unexercised options on an aggregated basis:


                                                                                              VALUE OF UNEXERCISED
                                                                                              IN-THE-MONEY OPTIONS
                                                                      UNEXERCISED OPTIONS AT   AT FISCAL YEAR-END
                                                                         FISCAL YEAR-END            ($)(1)(2)
                                                                              (#)(1)
                                SECURITIES            AGGREGATE                                   EXERCISABLE/
                                ACQUIRED ON             VALUE              EXERCISABLE/           UNEXERCISABLE
                                  EXERCISE             REALIZED           UNEXERCISABLE
           NAME                     (#)                  ($)
------------------------------------------------------------------------------------------------------------------
Primo Podorieszach                  Nil                  Nil                340,000/-                Nil/Nil

Tony Consalvo                       Nil                  Nil                205,000/-                Nil/Nil

Shelley Samec                       Nil                  Nil                 75,000/-                Nil/Nil


----------

(1) As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(2) There are no in-the-money options as the closing price of common shares of the Corporation on The Toronto Stock Exchange ("TSX") on March 31, 2003, being the last day of the Corporation's fiscal year end, of $0.95 per share was less than the exercise price of the options.

PENSION PLANS

The Corporation does not provide retirement benefits for directors or executive officers.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

OTHER THAN AS DESCRIBED BELOW, THE CORPORATION HAS NOT ENTERED INTO ANY PLANS OR ARRANGEMENTS IN RESPECT OF REMUNERATION RECEIVED OR THAT MAY BE RECEIVED BY THE NAMED EXECUTIVE OFFICERS IN THE CORPORATION'S MOST RECENTLY COMPLETED FINANCIAL YEAR OR CURRENT FINANCIAL YEAR IN RESPECT OF COMPENSATING SUCH OFFICERS OR DIRECTORS IN THE EVENT OF TERMINATION OF EMPLOYMENT (AS A RESULT OF RESIGNATION, RETIREMENT, CHANGE OF CONTROL, ETC.) OR A CHANGE IN RESPONSIBILITIES FOLLOWING A CHANGE OF CONTROL, WHERE THE VALUE OF SUCH COMPENSATION EXCEEDS $100,000 PER EXECUTIVE OFFICER OR DIRECTOR.

THE CORPORATION ENTERED INTO EMPLOYMENT AGREEMENTS DATED APRIL 1, 2003 (THE "AGREEMENTS") WITH EACH OF PRIMO PODORIESZACH AND TONY CONSALVO (THE "EMPLOYEES") WHEREBY, AMONG OTHER THINGS, SHOULD THE CORPORATION TERMINATE SUCH EMPLOYEE WITHOUT JUST CAUSE, THE EMPLOYEE WILL RECEIVE PAYMENT EQUAL TO 300% OF HIS THEN CURRENT ANNUAL BASE SALARY. IN ADDITION, SHOULD ANY OF THE FOLLOWING EVENTS OCCUR:

     (A) AN ADVERSE CHANGE IN ANY OF THE CURRENT DUTIES, POWERS, RIGHTS, DISCRETION, SALARY OR BENEFITS OF THE EMPLOYEE;

     (B)  A DIMINUTION OF THE CURRENT TITLE OF THE EMPLOYEE;

     (C) A CHANGE IN THE PERSON OR BODY TO WHOM THE EMPLOYEE CURRENTLY REPORTS, EXCEPT IF SUCH PERSON OR BODY IS OF EQUIVALENT RANK OR STATURE OR SUCH CHANGE IS A RESULT OF THE RESIGNATION OR REMOVAL OF SUCH PERSON OR PERSONS COMPRISING SUCH BODY, AS THE CASE MAY BE, PROVIDED THAT THIS DOES NOT INCLUDE A CHANGE RESULTING FROM A PROMOTION IN THE NORMAL COURSE OF BUSINESS;

     (D) A CHANGE IN THE MUNICIPALITY AT WHICH THE EMPLOYEE CURRENTLY CARRIES OUT HIS TERMS OF EMPLOYMENT WITH THE CORPORATION, WITHOUT THE EMPLOYEE'S CONSENT, UNLESS THE EMPLOYEE'S TERMS OF EMPLOYMENT INCLUDE THE OBLIGATION TO RECEIVE GEOGRAPHIC TRANSFERS FROM TIME TO TIME IN THE NORMAL COURSE OF BUSINESS; OR

     (E) THE EMPLOYEE IS NOT NOMINATED AS A MANAGEMENT NOMINEE OF THE BOARD OF DIRECTORS OF THE CORPORATION AT A GENERAL MEETING OF THE SHAREHOLDERS OF THE CORPORATION.

     THE EMPLOYEE WILL BE ENTITLED TO TERMINATE HIS EMPLOYMENT WITH THE CORPORATION AND RECEIVE A PAYMENT EQUAL TO 300% OF HIS THEN CURRENT ANNUAL BASE SALARY.

REPORT ON EXECUTIVE COMPENSATION

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Corporation's executive compensation program is administered by a compensation committee made up of two directors from the board of directors. The Compensation Committee has, as part of its mandate, primary responsibility for the appointment and remuneration of executive officers of the Corporation. The Board of Directors also evaluates the performance of the Corporation's senior executive officers and reviews the design and competitiveness of the Corporation's compensation plans.

Executive Compensation Program

The Corporation's executive compensation program is based on a pay for performance philosophy. It is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. The Compensation Committee reviews and recommends to the Board of Directors base salaries based on a number of factors enabling the Corporation to compete for and retain executives critical to the Corporation's long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders. Independent consultants may be retained on an as needed basis by the Corporation to assess the executive compensation program.

Compensation for the Named Executive Officers, as well as for executive officers as a whole, consists of a base salary, along with annual incentive compensation in the form of a discretionary annual bonus, and a longer term incentive in the form of stock options granted. As an executive officer's level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

Base Salary

The Chief Executive Officer and Chief Operating Officer approve base salaries for employees at all levels of the Corporation based on performance and other reviews of market data available. The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Corporation.

Annual Bonus

The Board of Directors determines on a discretionary basis, incentive awards or bonuses to be paid by the Corporation to all eligible employees in respect of a fiscal year. Corporate performance is measured by reviewing personal performance and other significant factors, such as level of responsibility and importance of the position to the Corporation. The individual performance factor allows the Corporation to recognize and reward those individuals whose efforts have assisted the Corporation to attain its corporate performance objective.

Stock Options

The Board has sole discretion to determine the key employees to whom grants will be made and to determine the terms and conditions of the options forming part of such grants. The Board approves stock option grants for each level of executive officer or employee. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Corporation.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval. Stock options may be granted with or without SARs attached. Existing stock options/SARs have up to a five year term and are exercisable at the market price (as defined in the Stock Option Plan) of the Corporation's common shares on the date of grant. Generally, a holder of stock options/SARs must be a director, an employee or consultant of the Corporation, a subsidiary or an affiliate in order to exercise stock options/SARs.

2003 Compensation of Senior Executive Officers

The Compensation Committee has presented its report to the Board of Directors concerning an incentive award or bonus to be paid to the COO and CFO in respect of 2003 fiscal year and the Board of Directors has approved certain bonuses to the COO and CFO. In considering whether an incentive award or bonus should be paid, the Board of Directors takes into account revenues of the Corporation and other relevant factors including each of the COO's and CFO's personal commitment and ongoing contributions in the ongoing success and development of the Corporation.


                      SHAREHOLDER RETURN PERFORMANCE GRAPH

The chart below compares the yearly percentage change in the cumulative total shareholder return on the Corporation's common shares against the cumulative total shareholder return of The TSX Composite Index for the fiscal period commencing April 12, 1999, and ending March 31, 2003.*

                         (BAR GRAPH, SHARE PERFORMANCE)

                    Apr. 12/99   Mar. 31/00  Mar. 31/01  Mar. 31/02   Mar. 31/03
                    ----------   ----------  ----------  ----------   ----------

ACL                    $100       $781.25      $368.75      $75.63     $59.38
TSX Composite Index    $100       $138.30      $112.56     $118.05     $97.27




----------

* Assumes that the initial value of the investment on The Toronto Stock Exchange in the Corporation's common shares and in each of the indices was $100 on April 12, 1999 and that all dividends were reinvested.

COMPENSATION OF DIRECTORS

No stock options were granted to the Corporation's directors who are not Named Executive Officers during the fiscal year ended March 31, 2003.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
FISCAL YEAR-END OPTION VALUES

As no stock options were exercised by the directors who are not Named Executive Officers during the fiscal year ended March 31, 2003, the following table sets forth details of the fiscal year-end value of unexercised options/SARs on an aggregated basis:


                                                                                            Value of Unexercised
                                                                     Unexercised           In-the-Money Options/
                                                               Options/SARs at Fiscal     SARs at Fiscal Year-End
                          Securities          Aggregate               Year-End                   ($)(1)(2)
                         Acquired on            Value                  (#)(1)
                           Exercise            Realized             Exercisable/                Exercisable/
        Name                 (#)                 ($)                Unexercisable              Unexercisable

--------------------- ------------------- ------------------- -------------------------- ---------------------------

 Directors who are           Nil                 N/A                  239,400/0                   Nil/Nil
not Named Executive
   Officers (#3)

----------

(1) As freestanding SARs have not been granted under the Stock Option Plan, the numbers relate solely to stock options.
(2) There are no in-the-money options as the closing price of common shares of the Corporation on The Toronto Stock Exchange ("TSX") on March 31, 2003, being the last day of the Corporation's fiscal year end, of $0.95 per share was less than the exercise price of the options.

During the most recently completed financial year, directors received compensation for services provided to the Corporation in their capacities as directors, officers and/or consultants and/or experts as follows:

During the fiscal year ended March 31, 2003, the Corporation was billed approximately $41,938 for legal fees, taxes and disbursements by a law firm in which Thomas Milley, one of the Corporation's directors, is a partner, for legal services rendered.

During the fiscal year ended March 31, 2003, the Corporation was billed approximately $120,446 for legal fees, taxes and disbursements by a law firm in which Joseph Giuffre, one of the Corporation's directors, is a partner, for legal services rendered.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

During the Corporation's last completed financial year, no director, executive officer or senior officer of the Corporation, proposed management nominee for election as a director of the Corporation or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Corporation or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, other than routine indebtedness. On June 27, 2001, the Corporation approved and advanced a loan of $200,000 to Mr. Tony Consalvo, a director of the Corporation, such loan being repayable on demand with interest at the prime lending rate and being secured by a general security agreement and share pledge. As of March 31, 2003, the outstanding indebtedness has been reduced to $40,000.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

THE TORONTO STOCK EXCHANGE ("TSX"), ON WHICH THE CORPORATION'S SHARES ARE LISTED, HAS ISSUED GUIDELINES ON CORPORATE GOVERNANCE PROCEDURES FOR LISTED COMPANIES AND REQUIRES FULL AND COMPLETE ANNUAL DISCLOSURE OF LISTED COMPANIES SYSTEMS OF CORPORATE GOVERNANCE WITH REFERENCE TO EACH OF SUCH GUIDELINES (THE "GUIDELINES"). WHERE A COMPANY'S CORPORATE GOVERNANCE SYSTEM DIFFERS FROM THE GUIDELINES, EACH DIFFERENCE AND THE REASON FOR THE DIFFERENCE IS REQUIRED TO BE DISCLOSED THE DIRECTORS OF THE CORPORATION HAVE CONSIDERED THE GUIDELINES AND SOUGHT ADVICE FROM THE CORPORATION'S SOLICITORS.

THE FOLLOWING TABLE DESCRIBES THE CORPORATION'S APPROACH TO CORPORATE GOVERNANCE WITH REFERENCE TO THE SPECIFICALLY ENUMERATED GUIDELINES.

TSX CORPORATE GOVERNANCE GUIDELINES           THE CORPORATION'S APPROACH
THE BOARD SHOULD EXPLICITLY ASSUME      THE BOARD OF DIRECTORS IS RESPONSIBLE
RESPONSIBILITY FOR STEWARDSHIP OF       FOR SUPERVISING THE MANAGEMENT OF
THE CORPORATION AND, AS PART OF         THE CORPORATION'S BUSINESS AND THE
THE OVERALL STEWARDSHIP, ASSUME         CONDUCT OF THE CORPORATION'S AFFAIRS
RESPONSIBILITY FOR:                     GENERALLY. THE BOARD ACTIVELY
                                        PARTICIPATES IN STRATEGIC PLANNING AND
ADOPTION OF A STRATEGIC PLANNING        IS RESPONSIBLE FOR REVIEWING AND
PROCESS                                 APPROVING THE CORPORATION'S OPERATING
                                        PLANS AS PRESENTED BY MANAGEMENT.
IDENTIFICATION OF PRINCIPAL RISKS
AND IMPLEMENTATION OF APPROPRIATE       THE BOARD ALSO TAKES RESPONSIBILITY FOR
SYSTEMS TO MANAGE THOSE RISKS           IDENTIFYING THE PRINCIPAL RISKS OF THE
                                        CORPORATION'S BUSINESS AND FOR ENSURING
SUCCESSION PLANNING, INCLUDING          THESE RISKS ARE EFFECTIVELY MONITORED
APPOINTING, TRAINING AND                AND MITIGATED TO THE EXTENT PRACTICABLE.
MONITORING MANAGEMENT
                                        SUCCESSION PLANNING, INCLUDING THE
A COMMUNICATIONS POLICY                 RECRUITMENT, SUPERVISION, COMPENSATION
                                        AND PERFORMANCE ASSESSMENT OF THE
THE INTEGRITY OF INTERNAL CONTROL       CORPORATION'S SENIOR MANAGEMENT
AND MANAGEMENT INFORMATION SYSTEMS      PERSONNEL ALSO FALLS WITHIN THE AMBIT OF
                                        THE BOARD'S RESPONSIBILITIES.

                                        THE CORPORATION DOES NOT HAVE A WRITTEN
                                        COMMUNICATIONS POLICY BUT ADHERES TO ALL
                                        REGULATORY REQUIREMENTS WITH RESPECT TO
                                        THE TIMELINESS AND CONTENT OF ITS
                                        DISCLOSURE.

                                        IN KEEPING WITH ITS OVERALL
                                        RESPONSIBILITY FOR THE STEWARDSHIP OF
                                        THE CORPORATION, THE BOARD IS
                                        RESPONSIBLE FOR THE INTEGRITY OF THE
                                        CORPORATION'S INTERNAL CONTROL AND
                                        MANAGEMENT INFORMATION SYSTEMS.


THE BOARD SHOULD BE CONSTITUTED         TWO OF THE CORPORATION'S FIVE DIRECTORS
WITH A MAJORITY OF INDIVIDUALS WHO      ARE MEMBERS OF MANAGEMENT, TWO DIRECTORS
QUALIFY AS UNRELATED DIRECTORS. AN      ARE OUTSIDE DIRECTORS (NOT MEMBERS OF
UNRELATED DIRECTOR IS A DIRECTOR        MANAGEMENT) AND ONE DIRECTOR IS
WHO IS INDEPENDENT OF MANAGEMENT        UNRELATED.
AND IS FREE FROM ANY INTEREST AND
ANY BUSINESS OR OTHER RELATIONSHIP
WHICH COULD, OR COULD REASONABLY BE
PERCEIVED TO, MATERIALLY INTERFERE
WITH THE DIRECTOR'S ABILITY TO ACT
WITH A

TSX CORPORATE GOVERNANCE GUIDELINES           THE CORPORATION'S APPROACH
VIEW TO THE BEST INTERESTS
OF THE CORPORATION.

THE BOARD IS REQUIRED TO DISCLOSE       THE BOARD CONSISTS OF ONE UNRELATED
ON AN ANNUAL BASIS WHETHER THE BOARD    DIRECTOR FOR THE PURPOSES OF THE
HAS A MAJORITY OF UNRELATED             GUIDELINES. OF THE FIVE INDIVIDUALS ON
DIRECTORS AND THE ANALYSIS OF THE       THE BOARD, THE RELATED DIRECTORS ARE MR.
APPLICATION OF THE PRINCIPLES OF        PRIMO PODORIESZACH, WHO IS THE PRESIDENT
SUPPORTING THIS CONCLUSION.             OF THE CORPORATION, MR. TONY CONSALVO
                                        WHO IS THE CHIEF OPERATING OFFICER OF
                                        THE CORPORATION, MR. JOSEPH GIUFFRE WHO
                                        IS THE SECRETARY AND A LEGAL ADVISOR OF
                                        THE CORPORATION AND MR. THOMAS MILLEY
                                        WHO IS A LEGAL ADVISOR OF THE
                                        CORPORATION. THE UNRELATED DIRECTOR IS
                                        FREE OF ANY INTEREST (OTHER THAN
                                        SHAREHOLDING), BUSINESS OR OTHER
                                        RELATIONSHIP WHICH COULD, OR COULD
                                        REASONABLY BE PERCEIVED TO, MATERIALLY
                                        INTERFERE WITH HIS ABILITY TO ACT WITH A
                                        VIEW TO THE BEST INTERESTS OF THE
                                        CORPORATION.

THE BOARD SHOULD APPOINT A              Since the size of the board is already
COMMITTEE, THE MAJORITY OF WHOM ARE     limited, the functions of such a
UNRELATED DIRECTORS, WITH               committee can be served by the board as
RESPONSIBILITY FOR PROPOSING NEW        a whole.
NOMINEES TO THE BOARD AND ASSESSING
DIRECTORS.

EVERY BOARD SHOULD IMPLEMENT A          The board is of the view that the
PROCESS FOR ASSESSING THE               Corporation's shareholders are the most
EFFECTIVENESS OF THE BOARD AS A         important assessors of board performance
WHOLE, THE BOARD'S COMMITTEES AND       and that they provide the most
INDIVIDUAL DIRECTORS.                   effective, objective assessment of the
                                        board's performance.

EVERY CORPORATION SHOULD PROVIDE        The Corporation does not provide a
AN ORIENTATION AND EDUCATION            formal orientation and education program
PROGRAM FOR NEW RECRUITS TO THE         for new directors but provides new
BOARD.                                  directors with an information package
                                        concerning the Corporation, director
                                        responsibility and director liabilities.
                                        New directors will also be given an
                                        opportunity to familiarize themselves
                                        with the Corporation, the current
                                        directors and members of management.

EVERY BOARD SHOULD EXAMINE ITS          The Board considers its size, in
SIZE AND, WHERE APPROPRIATE,            light of the Corporation's state of
UNDERTAKE A PROGRAM TO REDUCE           development, to be appropriate.
THE NUMBER OF DIRECTORS.

THE BOARD SHOULD REVIEW THE             The Corporation has established a
COMPENSATION OF DIRECTORS TO            Compensation Committee to review the
ENSURE IT ADEQUATELY REFLECTS           compensation paid to directors.
THE RESPONSIBILITIES AND RISKS
INVOLVED IN BEING AN EFFECTIVE
DIRECTOR.

COMMITTEES OF THE BOARD SHOULD          COMMITTEES OF THE BOARD CONSIST OF AN
GENERALLY BE COMPOSED OF OUTSIDE        AUDIT COMMITTEE AND A COMPENSATION
DIRECTORS, A MAJORITY OF WHOM ARE       COMMITTEE, THE MAJORITY OF THE MEMBERS
UNRELATED DIRECTORS.                    ARE OUTSIDE AND RELATED DIRECTORS.

                                        THE AUDIT COMMITTEE CONSISTS OF TWO
                                        OUTSIDE DIRECTORS AND ONE UNRELATED
                                        DIRECTOR. THE ROLE OF THE AUDIT
                                        COMMITTEE IS TO OVERSEE THE
                                        CORPORATION'S FINANCIAL REPORTING
                                        OBLIGATIONS, FINANCIAL SYSTEMS AND
                                        DISCLOSURE AND TO ACT AS A LIAISON
                                        BETWEEN THE BOARD AND THE CORPORATION'S
                                        AUDITORS. THE ACTIVITIES OF THE AUDIT
                                        COMMITTEE TYPICALLY INCLUDE REVIEWING
                                        QUARTERLY AND ANNUAL FINANCIAL
                                        STATEMENTS,


TSX CORPORATE GOVERNANCE GUIDELINES           THE CORPORATION'S APPROACH
                                        ENSURING THAT INTERNAL CONTROLS OVER
                                        ACCOUNTING AND FINANCIAL SYSTEMS ARE
                                        MAINTAINED AND THAT ACCURATE FINANCIAL
                                        INFORMATION IS DISSEMINATED TO
                                        SHAREHOLDERS, REVIEWING THE RESULTS OF
                                        INTERNAL AND EXTERNAL AUDITS AND ANY
                                        CHANGE IN ACCOUNTING PROCEDURES OR
                                        POLICIES, AND EVALUATING THE PERFORMANCE
                                        OF THE CORPORATION'S AUDITORS.

                                        THE COMPENSATION COMMITTEE CONSISTS OF
                                        TWO OUTSIDE DIRECTORS, ONE OF WHOM IS
                                        RELATED. THE ROLE OF THE COMPENSATION
                                        COMMITTEE IS PRIMARILY TO ADMINISTER THE
                                        CORPORATION'S STOCK OPTION PLAN AND TO
                                        DETERMINE THE REMUNERATION OF EXECUTIVE
                                        OFFICERS.

EVERY BOARD SHOULD EXPRESSLY ASSUME     THE ENTIRE BOARD IS RESPONSIBLE FOR
RESPONSIBILITY FOR, OR ASSIGN TO A      DEVELOPING AND IMPLEMENTING THE
COMMITTEE, THE GENERAL                  CORPORATION'S APPROACH TO GOVERNANCE
RESPONSIBILITY FOR, DEVELOPING THE      ISSUES.
CORPORATION'S APPROACH TO
GOVERNANCE ISSUES.

THE BOARD, TOGETHER WITH THE CEO,       THE BOARD AND THE CEO HAVE NOT, TO DATE,
SHOULD DEVELOP POSITION                 DEVELOPED FORMAL, DOCUMENTED POSITION
DESCRIPTIONS FOR THE BOARD AND FOR      DESCRIPTIONS FOR THE BOARD AND THE CEO
THE CEO, INVOLVING THE DEFINITION       DEFINING THE LIMITS OF MANAGEMENT'S
OF THE LIMITS TO MANAGEMENT'S           RESPONSIBILITIES. THE BOARD IS CURRENTLY
RESPONSIBILITIES. IN ADDITION, THE      OF THE VIEW THAT THE RESPECTIVE
BOARD SHOULD APPROVE OR DEVELOP THE     CORPORATE GOVERNANCE ROLES OF THE BOARD
CORPORATE OBJECTIVE WHICH THE CEO       AND MANAGEMENT, AS REPRESENTED BY THE
IS RESPONSIBLE FOR MEETING.             CEO, ARE CLEAR AND THAT THE LIMITS TO
                                        MANAGEMENT'S RESPONSIBILITY AND
                                        AUTHORITY ARE REASONABLY WELL-DEFINED.

                                        THE BOARD IS RESPONSIBLE FOR APPROVING
                                        LONG-TERM STRATEGIC PLANS AND ANNUAL
                                        OPERATING PLANS RECOMMENDED BY
                                        MANAGEMENT. BOARD CONSIDERATION AND
                                        APPROVAL IS ALSO REQUIRED FOR ALL
                                        MATERIAL CONTRACTS AND BUSINESS
                                        TRANSACTIONS AND ALL DEBT AND EQUITY
                                        FINANCING PROPOSALS. THE BOARD IS ALSO
                                        RESPONSIBLE FOR SENIOR EXECUTIVE
                                        RECRUITMENT AND COMPENSATION.

                                        THE BOARD DELEGATES TO MANAGEMENT,
                                        THROUGH THE CEO, RESPONSIBILITY FOR
                                        MEETING DEFINED CORPORATE OBJECTIVES,
                                        IMPLEMENTING APPROVED STRATEGIC AND
                                        OPERATING PLANS, CARRYING ON THE
                                        CORPORATION'S BUSINESS IN THE ORDINARY
                                        COURSE, MANAGING THE CORPORATION'S
                                        FINANCES, EVALUATING NEW BUSINESS
                                        OPPORTUNITIES, RECRUITING STAFF AND
                                        COMPLYING WITH APPLICABLE REGULATORY
                                        REQUIREMENTS. THE BOARD ALSO LOOKS TO
                                        MANAGEMENT TO FURNISH RECOMMENDATIONS
                                        RESPECTING CORPORATE OBJECTIVES,
                                        LONG-TERM STRATEGIC PLANS AND ANNUAL
                                        OPERATING PLANS.

EVERY BOARD SHOULD HAVE IN PLACE        THE BOARD BELIEVES THE CORPORATION IS
APPROPRIATE STRUCTURES AND              WELL SERVED AND THE INDEPENDENCE OF THE
PROCEDURES TO ENSURE THAT THE BOARD     BOARD FROM MANAGEMENT IS NOT
CAN FUNCTION INDEPENDENTLY OF           COMPROMISED. THE BOARD DOES NOT HAVE,
MANAGEMENT.                             AND DOES NOT CONSIDER IT NECESSARY UNDER
                                        THE CIRCUMSTANCES TO HAVE, ANY FORMAL
                                        STRUCTURES OR PROCEDURES IN PLACE TO
                                        ENSURE THAT THE BOARD CAN FUNCTION
                                        INDEPENDENTLY OF MANAGEMENT. THE BOARD
                                        BELIEVES THAT ITS CURRENT COMPOSITION,
                                        IN WHICH ONLY

TSX CORPORATE GOVERNANCE GUIDELINES           THE CORPORATION'S APPROACH

                                        TWO OF FIVE DIRECTORS ARE MEMBERS OF
                                        MANAGEMENT, IS SUFFICIENT TO ENSURE THAT
                                        THE BOARD CAN FUNCTION INDEPENDENTLY OF
                                        MANAGEMENT.

THE AUDIT COMMITTEE OF EVERY BOARD      THE MAJORITY OF THE MEMBERS OF THE AUDIT
OF DIRECTORS SHOULD BE COMPOSED OF      COMMITTEE ARE OUTSIDE DIRECTORS AND ONE
ONLY OUTSIDE DIRECTORS. THE ROLES       OF THE MEMBERS IS UNRELATED. THE ROLE OF
AND RESPONSIBILITIES OF THE AUDIT       THE AUDIT COMMITTEE IS DESCRIBED IN ITEM
COMMITTEE SHOULD BE SPECIFICALLY        9 ABOVE.
DEFINED.

THE BOARD OF DIRECTORS SHOULD           EACH MEMBER OF THE BOARD UNDERSTANDS
IMPLEMENT A SYSTEM WHICH ENABLES        THAT HE IS ENTITLED TO SEEK THE ADVICE
AN INDIVIDUAL DIRECTOR TO ENGAGE        OF AN INDEPENDENT EXPERT AT THE EXPENSE
AN OUTSIDE ADVISOR AT THE EXPENSE       OF THE CORPORATION IF HE CONSIDERS IT
OF THE CORPORATION.                     WARRANTED UNDER THE CIRCUMSTANCES.



APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying Proxy intend to vote for the reappointment of KPMG LLP, Chartered Accountants as auditors of the Company and to authorize the directors to fix their remuneration. KPMG LLP has been the auditor of the Company since 1990.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth elsewhere in this Information Circular and other than transactions carried out in the normal course of business of the Corporation or any of its affiliates, none of the directors or senior officers of the Corporation, any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Corporation nor an associate or affiliate of any of the foregoing persons had since April 1, 2002 any material interest, direct or indirect, in any transactions which materially affected the Corporation or any of its subsidiaries or in any proposed transaction which has or would materially affect the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or senior officer of the Corporation, at any time since the beginning of the Corporation's last financial year, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon.

NORMAL COURSE ISSUER BID

The TSX approved the acquisition, pursuant to a normal course issuer bid, of up to 384,602 common shares of the Corporation commencing April 22, 2003 and expiring April 21, 2004 (the "Issuer Bid"). The number of shares approved for acquisition pursuant to the Issuer Bid represents approximately 5% of the Corporation's issued shares at the time the bid was made. To date, no purchases have been made pursuant to the Issuer Bid, however any purchases that will be made pursuant to the Issuer Bid will be effected only by way of open market purchases through the facilities of the TSX in accordance with its bylaws and rules. The price paid for shares purchased will be the market price of the shares at the time of acquisition.

The directors of the Corporation are of the view that the current market price of the common shares of the Corporation does not reflect the inherent value of the Corporation and a repurchase of its common shares represents an appropriate use of funds which will also improve the liquidity in the Corporation's common shares.

To the knowledge of the directors and senior officers of the Corporation, no associates of a director or senior officer of the Corporation, persons acting jointly or in concert with the Corporation, intend to sell any common shares pursuant to the Issuer Bid.

During the period of the Issuer Bid, directors or senior officers of the Corporation may sell their shares of the Corporation. To the extent the Corporation is aware that the directors or senior officers are selling, the Corporation will not be in the market at the time these individuals sell.

No shares were purchased pursuant to the normal course issuer bid approved by the TSX for the period of April 18, 2002 to April 17, 2003.

Copies of the Notice of Intention to make a Normal Course Issuer Bid as filed with the TSX are available without charge from the Corporation's office at Suite 355, 10333 Southport Road S.W., Calgary, Alberta T2W 3X6.

PARTICULARS OF MATTERS TO BE ACTED UPON

ADVANCE SHAREHOLDER APPROVAL TO THE ISSUANCE OF A NUMBER OF SHARES BY PRIVATE PLACEMENT THAT EXCEEDS 25% OF THE COMPANY'S ISSUED SHARE CAPITAL

The Corporation from time to time investigates opportunities to raise financing on advantageous terms. It expects to undertake one or more financings over the next year and expects some of them to be structured as private placements.

Under the rules of the TSX the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the TSX 25% Rule may restrict the availability to the Corporation of funds that it may wish to raise in the future by private placement of its securities.

In particular, management of the Corporation considers it to be in the best interests of the Corporation to solicit private placement funds for working capital and Corporation operations. The TSX has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

The Corporation's issued and outstanding share capital is currently 7,692,055 common shares and the Corporation proposes that the maximum number of shares which either would be issued or made subject to issuance under one or more private placements in the twelve month period commencing on August 19, 2003 would not exceed 7,692,055 common shares, or 100% of the Corporation's issued and outstanding shares as at July 16, 2003.

Any private placement proceeded with by the Corporation under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(1)  it must be substantially with parties at arm's length to the Corporation;

(2)  it cannot materially affect control of the Corporation;

(3) it must be completed within a twelve month period following the date the advance shareholder approval is given; and

(4) it must comply with the private placement pricing rules of the TSX which currently require that the issue price per common share must not be lower than the closing market price of the Common shares on the TSX on the trading day prior to the date notice of the private placement is given to the TSX (the "Market Price") less the applicable discount, as follows:


                          Market Price                  Maximum Discount
                          ------------                  ----------------

                          $0.50 or less                       25%

                          $0.51 to $2.00                      20%

                          Above $2.00                         15%

         (For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In any event, the TSX retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control in which case specific shareholder approval may be required.

In anticipation that the Corporation may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its common shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSX 25% Rule, the Corporation requests that its shareholders pass an ordinary resolution in the following terms:


               "RESOLVED, as an ordinary resolution, that the issuance by the Corporation in one or more private placements during the twelve month period commencing August 19, 2003 of such number of securities that would result in the Corporation issuing or making issuable 7,692,055 common shares as more particularly described in and subject to the restrictions described in the Corporation's Information Circular dated July 16, 2003 is hereby approved."

The directors of the Corporation believe the passing of the ordinary resolution is in the best interests of the Corporation and recommend that shareholders vote in favour of the resolution. In the event the resolution is not passed the TSX will not approve any private placements that result in the issuance or possible issuance of a number of shares which exceed the TSX 25% Rule, without specific shareholder approval. Such restriction could impede the Corporation's timely access to required funds on favourable terms.

An ordinary resolution requires the approval of a simple majority of the votes cast by the shareholders of the Corporation, who, being entitled to do so, vote in person or by proxy at a general meeting of the Corporation.

                                   CERTIFICATE


The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement misleading in the light of the circumstances in which it was made.

DATED: JULY 16, 2003


"Primo Podorieszach"                    "Shelley Samec"

Primo Podorieszach,                     Shelley Samec,
Chief Executive Officer                 Chief Financial Officer

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

          NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of Shareholders of ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (hereinafter called the "Corporation") will be held at the Best Western Hospitality Inn, 135 Southland Drive S.E., Calgary, Alberta, on Monday, the 18th day of August, 2003, at the hour of 10:00 a.m. (Calgary time) in the Parkland Room, for the following purposes:

1. To receive the audited consolidated financial statements of the Corporation for the fiscal year ended March 31, 2003 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors thereon;

2. To appoint auditors and to authorize the directors to fix their remuneration;

3.  To determine the number of directors at five (5);

4.  To elect directors;

5. To consider and, if thought fit, to pass an ordinary resolution to approve, in advance the issuance by the Corporation in one or more private placements during the 12 month period commencing August 19, 2003 of such number of securities that would result in the Corporation issuing or making issuable a number of common shares aggregating up to 100% of the number of issued and outstanding common shares as at July 16, 2003 as more particularly described in the accompanying information circular;

6. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Corporation's annual report with its audited consolidated financial statements for the fiscal year ended March 31, 2003, an Information Circular, a form of Proxy and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Corporation of any change in your mailing address.

DATED at Calgary, Alberta, this 16th day of July, 2003.

                    BY ORDER OF THE BOARD

                     "Primo Podorieszach"

                          President

                                    FEE RULE

                                  FORM 13-502F1
                 ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS


REPORTING ISSUER NAME:        ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

PARTICIPATION FEE FOR THE
FINANCIAL YEAR ENDING:        MARCH 31, 2003

COMPLETE ONLY ONE OF 1, 2 OR 3:

1.   CLASS 1 REPORTING ISSUERS (CANADIAN ISSUERS - LISTED IN CANADA AND/OR THE
     U.S.)

Market value of equity securities:
Total number of equity securities of a class or series outstanding at the end of
the issuer's most recent financial year                                                 7,692,055
Simple average of the closing price of that class or series as of the last          -------------
trading day of each of the months of the financial year (under
paragraph 2.5(a)(ii)(A) or (B) of the Rule)                                         X       $1.12
                                                                                    -------------
Market value of class or series                                                      = $8,615,101
                                                                                    -------------
                                                                                                         $8,615,101(A)
(Repeat the above calculation for each class or series of equity securities of                           -------------
the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the
financial year)
                                                                                                                   (A)
                                                                                                         ----------
Market value of corporate debt or preferred shares of Reporting Issuer or
Subsidiary Entity referred to in Paragraph 2.5(b)(ii):                                                           $0(B)
                                                                                                         ----------
[PROVIDE DETAILS OF HOW DETERMINATION WAS MADE.]


(Repeat for each class or series of corporate debt or preferred shares)                                            (B)
                                                                                                         ----------

TOTAL CAPITALIZATION (ADD MARKET VALUE OF ALL CLASSES AND SERIES OF EQUITY SECURITIES
AND MARKET VALUE OF DEBT AND PREFERRED SHARES) (A) + (B) =                                               $8,615,101
                                                                                                         ----------

TOTAL FEE PAYABLE IN ACCORDANCE WITH APPENDIX A OF THE RULE                                                  $1,000
                                                                                                         ----------

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

(Total Fee Payable x number of entire months remaining in current fiscal year)
-----------------------------------------------------------------------------                                   N/A
                           12                                                                                  ----
Late Fee, if applicable                                                                                  ----------
(please include the calculation pursuant to section 2.9 of the Rule)



2.  CLASS 2 REPORTING ISSUERS (OTHER CANADIAN ISSUERS)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit
                                                                                                         ---------
Contributed surplus
                                                                                                         ---------
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)
                                                                                                         ---------

Long term debt (including the current portion)
                                                                                                         ---------
Capital leases (including the current portion)
                                                                                                         ---------
Minority or non-controlling interest
                                                                                                         ---------
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)
                                                                                                         ---------
Any other item forming part of shareholders' equity and not set out specifically above
                                                                                                         ---------
TOTAL CAPITALIZATION
                                                                                                         ---------
TOTAL FEE PAYABLE PURSUANT TO APPENDIX A OF THE RULE
                                                                                                         ---------
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable   x   Number of months remaining in financial year
                        year or elapsed since most recent financial year
                        --------------------------------------------------------                         ---------
                                                12
                                                                                                         ---------

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)

3.  CLASS 3 REPORTING ISSUERS (FOREIGN ISSUERS)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule): Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year
                                                                                       ----------

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class
or series of securities were traded in that financial year.                      X
                                                                                       ----------

Percentage of the class registered in the name of, or held beneficially by, an
Ontario person                                                                   X
                                                                                       ----------

(Repeat the above calculation for each class or series of equity or debt
securities of the reporting issuer)                                              =
                                                                                                         ---------

CAPITALIZATION (ADD MARKET VALUE OF ALL CLASSES AND SERIES OF SECURITIES)
                                                                                                         ---------
Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit
                                                                                                         ---------
Contributed surplus
                                                                                                         ---------
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)
                                                                                                         ---------
Long term debt (including the current portion)
                                                                                                         ---------
Capital leases (including the current portion)
                                                                                                         ---------


Minority or non-controlling interest
                                                                                                         ---------
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)
                                                                                                         ---------
Any other item forming part of shareholders' equity and not set out specifically above
                                                                                                         ---------

Percentage of the outstanding equity securities registered in the name of, or
held beneficially by, an Ontario person                                          X
                                                                                                         ---------
CAPITALIZATION
                                                                                                         ---------
TOTAL FEE PAYABLE PURSUANT TO APPENDIX A OF THE RULE
                                                                                                         ---------
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable   x   Number of months remaining in financial year
                        year or elapsed since most recent financial year
                        --------------------------------------------------------
                                                   12
                                                                                                         ---------
Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule)
                                                                                                         ---------

                             NOTES AND INSTRUCTIONS

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Revenue

The Corporation's revenues have increased to $5,175,072 for the year ended March 31, 2003 from $4,449,628 for the year ended March 31, 2002 primarily due to a combination of an increase in revenues due to new business commissions generated (approximately $656,000), a decrease in interest revenue (approximately $48,000), and a net increase in other revenues (approximately $117,000, primarily due to an increase in one-time revenues of $151,000 and a decrease in contingent commissions of approximately $34,000). This translates into an increase in insurance policy premiums being processed from approximately $32,000,000 for the year ended March 31, 2002 to approximately $37,000,000 in insurance premiums for the year ended March 31, 2003.

The Corporation's revenues have increased to $4,449,628 for the year ended March 31, 2002 from $3,894,115 for the year ended March 31, 2001 primarily due to a combination of an increase in revenues due to new business commissions generated (approximately $640,000), and a decrease in interest revenue (approximately $103,000). This translates into an increase in insurance policy premiums being processed from approximately $27,000,000 for the year ended March 31, 2001 to approximately $32,000,000 in insurance premiums for the year ended March 31, 2002.

Contingent commissions are commissions paid to the Corporation by Insurance companies based upon volume, growth and/or profitability of business placed with such Insurance companies by the Corporation.

Expenses

Salaries and wages have increased to $3,165,924 for the year ended March 31, 2003 from $2,560,844 for the year ended March 31, 2002 primarily due to the salaries and wages of the new business generated (approximately $429,000) and due to adjustments to administrative wages and positions added (approximately $176,000).

Salaries and wages have increased to $2,560,844 for the year ended March 31, 2002 from $2,183,534 for the year ended March 31, 2001 primarily due to the salaries and wages of the new business generated (approximately $394,000).

Rent increased to $283,242 for the year ended March 31, 2003 from $263,380 for the year ended March 31, 2002 primarily due to base rent increases (approximately $30,000) and decreases in operating cost adjustments (approximately $10,000).

Rent increased to $263,380 for the year ended March 31, 2002 from $211,984 for the year ended March 31, 2001 primarily due to increases in utility charges (approximately $24,000) and a reduction of rent recovery (approximately $27,000).

General and administrative expenses decreased to $1,135,956 for the year ended March 31, 2003 from $1,180,375 for the year ended March 31, 2002 primarily due to a reduction in website operating costs (approximately $118,000), net increase in operating costs (approximately $43,000), increase in costs related to financing and acquisition research (approximately $63,000), and a reduction in investor relation costs ($32,000).

General and administrative expenses decreased to $1,180,375 for the year ended March 31, 2002 from $1,247,563 for the year ended March 31, 2001 primarily due to a reduction in special US registration fees and expenses (approximately $120,000), increase in computer costs (approximately $30,000) due to implementing an upgrade to the computer system and a net increase in other operating costs (approximately $23,000).

Foreign currency loss

Foreign currency loss was $37,172 for the year ended March 31, 2003 (2002-$0). The foreign currency loss resulted from the consolidation of the US subsidiary in the current year. The accounts of integrated foreign operations are translated into Canadian dollars using the temporal method whereby monetary assets and liabilities are translated at rates prevailing at the balance sheet date, and non-monetary assets and liabilities are translated at historic rates. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Translation gains and losses are recognized in earnings.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

The Corporation's earnings increased from $445,029 (EBITDA) for the year ended March 31, 2002 to $552,778 (EBITDA) for the year ended March 31, 2003 primarily due to increased new business commission and the reduction to website operating costs. These earnings as a percentage of revenue have increased from 10% for the year ended March 31, 2002 to 10.7% for the year ended March 31, 2003.

The Corporation's earnings increased from $251,034 (EBITDA) for the year ended March 31, 2001 to $445,029 (EBITDA) for the year ended March 31, 2002 primarily due to a reduction in special US registration fees and expenses and increased new business commission. These earnings as a percentage of revenue have increased from 6% for the year ended March 31, 2001 to 10% for the year ended March 31, 2002. EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principle measure because it is management's major performance indicator. EBITDA is reconciled to Net Earnings on the Five Year Summary page at the end of the annual report.

Interest and financing costs

Interest and financing costs increased to $285,720 for the year ended March 31, 2003 from $9,540 for the year ended March 31, 2002, due mainly to the costs related to the debt financing arranged in the current year. The costs relate to minimum interest (approximately $67,000), annual commitment fee (approximately $103,000), and the amortization of deferred financing costs over the three-year term of the financing facility (approximately $102,000).

There was no significant change in interest and financing costs, which decreased to $9,540 for the year ended March 31, 2002 from $9,614 for the year ended March 31, 2001.

Depreciation and Amortization

Depreciation and amortization increased to $609,546 for the year ended March 31, 2003 from $343,172 for the year ended March 31, 2002 primarily due to the final amortization of website development costs ($210,200), the change in accounting policy related to Business Combination, goodwill and other intangible assets, and the purchase adjustments made during the course of the prior year.

Depreciation and amortization increased to $343,172 for the year ended March 31, 2002 from $255,778 for the year ended March 31, 2001 primarily due to the amortization on the current year's acquisitions, the full year depreciation of the new website, and depreciation of the current year's capital asset additions.

Financial Condition and Changes in Financial Condition

The Corporation's balance sheet as at March 31, 2003 as compared to March 31, 2002 primarily reflects a reduction in working capital, represented by current assets less current liabilities. Major items accounting for the reduction in working capital (approximately $353,000) relate to a reduction of long-term debt and costs incurred for the new debt financing arranged.

The Corporation's balance sheet as at March 31, 2002 as compared to March 31, 2001 primarily reflects no significant change in working capital, represented by current assets less current liabilities.

Liquidity and Capital Resources

At March 31, 2003 the Corporation had working capital of $3,910,863 and total long-term debt outstanding of $22,349. At March 31, 2002 the Corporation had working capital of $4,263,466 and long-term debt outstanding of $176,586. The Corporation has historically funded its insurance brokerage acquisition program by utilizing earnings from operations, notes payable issued to vendors on acquisition of insurance brokerages, other notes payable, and equity capital previously raised. The working capital ratios (current assets/current liabilities) were 4.68:1 as at March 31, 2003 and 6.36:1 as at March 31, 2002. The long-term portion of long-term debt was $17,624 as at March 31, 2003 and $118,548 as at March 31, 2002. Accordingly, the debt to equity ratios (long-term debt/shareholders' equity) were .002 as at March 31, 2003 and .017 as at March 31, 2002. Shareholders' equity increased from $7,017,351 as at March 31, 2002 to $7,236,434 as at March 31, 2003 primarily due to the change in accounting policy for goodwill and other intangible assets. Shareholders' equity decreased from $7,181,560 as at March 31, 2001 to $7,017,351 as at March 31, 2002 primarily due to the repurchase of company shares under the issuer bid (approximately $265,000).

Business Risk and Outlook

The Corporation's rapid growth and planned future growth has placed, and is likely to place, significant strains on the Corporation's management, administrative, operational and financial resources. Since its inception, the Corporation has experienced rapid growth in revenue, number and complexity of products, personnel, and customer base. The total number of employees of the Corporation has grown to 60 people. In addition, the Corporation services more than 26,000 insurance policies and places General Insurance with 69 Insurance Carriers. Increased growth will require the Corporation to continue to improve its financial and management controls, reporting systems and procedures on a timely basis, to implement new systems as necessary, to expand, train, motivate and manage its sales and other personnel and to service the Corporation's customers effectively. There can be no assurance that the Corporation will be able to improve its financial and management controls or implement new systems as necessary and the failure to do so may result in increased costs or a decline in revenue or both. Should future growth place a significant strain on the Corporation's management or its administrative, operational and financial resources, the Corporation should be able to slow future growth until proper controls and new systems can be implemented as necessary. However, there can be no assurance that the Corporation will be able to manage its growth successfully and failure to do so could have a material adverse effect on the Corporation's business, operating results and financial condition.

The Corporation's Performance and Future Operating Results and Success are Dependent on the Effectiveness of the Corporation's Management team and Key personnel.

The Corporation's performance and future operating results and success are substantially dependent on how effective the management team and key personnel is at organizing and implementing the Corporation's growth and integrating acquired General Insurance Brokerages into the Corporation's overall organization. Investors will be relying on the judgment and expertise of the management of the Corporation. The Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and some key personnel are employed under employment contracts while other key personnel are employed on a month-to-month basis. None of the Corporation's senior management or other key personnel has expressed any current intention to leave their employment with the Corporation. Although the Corporation is in an industry in which there is not high employee turnover, the unexpected loss or departure of any of the Corporation's key officers or employees could be detrimental to the future operations of the Corporation. There can be no assurance that the Corporation can retain its key personnel and managerial employees or that it will be able to attract or retain highly qualified personnel in the future. Although the Corporation plans to compensate its senior management and other key personnel at compensation levels that are competitive within the industry, there is no assurance that it will continue to be able to do so in the future and this may result in a departure of some if its senior management or other personnel. The loss of the services of any of the Corporation's senior management or other key personnel or the inability to attract and retain the necessary technical, sales and managerial personnel could have a material adverse effect upon the Corporation's business.

The Corporation Faces Intense Competition in the Insurance Industry

The Corporation is in an industry in which intense competition exists. Some competitors have substantially more financial resources and other assets available than the Corporation does and are larger and better established than the Corporation. Such competitors have existing distribution facilities and channels, customer recognition, customer lists, and greater research and development capabilities and sales marketing staff than does the Corporation. Accordingly, the Corporation may face competition in the future from firms with greater assets or resources. There can be no assurance that the Corporation will be able to compete successfully against current and future competitors, or that competitive pressure faced by the Corporation will not have a material adverse effect on its business, financial condition and results of operation.

Incursion of Government, Banks or other Financial Institutions

The Corporation is susceptible to an incursion in the general insurance industry by government or banks or other financial institutions. A government takeover of the general insurance business (or parts thereof) could affect the profitability of the Corporation. In addition, banks with greater financial resources and a larger customer base than the Corporation may enter (or are currently entering) the general insurance business. While management believes that the Corporation's representation of a large and diverse number of Insurance Companies will allow it to remain competitive against any such incursion by the banks, there is a possibility that their entrance into this market could affect the profitability of the Corporation.

The Corporation's Success is Dependent on its Ability to Represent Quality Insurance Companies

The Corporation's success is dependent upon its continued representation of quality Insurance Companies in order to sell insurance policies to customers. The Corporation's existing brokerage contracts with certain Insurance Companies do not have a set term or expiry date but may be terminated by either the Corporation or the Insurance Company on 90-120 days written notice of termination depending on the terms of the specific contract. In the event of termination on any of its contracts with Insurance Companies, there are no penalties to the Corporation but following termination, the Corporation is no longer able to represent the applicable Insurance Company as agent on the future placement or renewal of insurance policies. If the Corporation loses Insurance Company representation then this will have a negative impact on its ability to service its customers and provide alternative competitive insurance products.

Future Growth and Expansion is Dependent on Ongoing Acquisitions of General Insurance Brokerages

To a large extent, the Corporation's growth and expansion plans depend upon the ongoing acquisition of independent General Insurance Brokerages at reasonable prices. There can be no assurance that an adequate number of acquisition candidates will be available to the Corporation to meet its expansion plans, or in the event that such independent General Insurance Brokerages are available for acquisition that they will be available at a price which would allow the Corporation to operate on a profitable basis. Furthermore, there can be no assurance that any independent General Insurance Brokerages acquired in the future will achieve acceptable levels of revenue and profitability or otherwise perform as expected.

Dilution and Sales of Additional Common Shares and the Exercise of Options

The number of outstanding Common Shares held by shareholders who are not insiders of the Corporation is large relative to the trading volume of the Corporation's Common Shares. Any substantial sale of the Common Shares or even the possibility of such sales occurring may have an adverse effect on the market price of the Common shares.

Corporation has Significant Costs and Lower Productivity Could Result in Operating Losses

Fixed costs including costs associated with salaries and employee benefits, depreciation and amortization, rent, interest and financing costs and principal repayments account for a significant portion of the Corporation's costs and expenses. As a result, downtime or low productivity from its sales representatives, lower demand for insurance products, loss of the Corporation's customers, any significant decrease in the premium rates, volume and commission paid in the different segments of the general insurance industry, or other factors could result in operating losses and adversely impact on the Corporation.

No Intention to Declare Dividends

The Corporation has a limited history of earnings and has not declared or paid any cash dividends on its Common Shares. The Corporation currently intends to retain any future earnings to fund growth and operations and it is unlikely to pay any dividends in the immediate or foreseeable future. Any decision to pay dividends on its Common Shares in the future will be made by the board of directors on the basis of the Corporation's earnings, financial requirements and other conditions at such time.

The Corporation May Have Difficulties in Arranging Future Financing

The business of the Corporation involves a high degree of risk and the Corporation will require additional funds to make future acquisitions of General Insurance Brokerages and may require additional funds to market and sell its products into the marketplace. The ability of the Corporation to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Corporation. If additional financing is raised by the issuance of shares from the treasury of the Corporation, control of the Corporation may change and shareholders may suffer additional dilution.

Conflicts of Directors and Officers Who Serve as Directors or Officers or are Significant Shareholders of Other Companies

Directors and officers of the Corporation may serve as directors or officers of, or have significant shareholdings in other companies, or be or become engaged in business and activities in other fields, on their own behalf and on the behalf of other companies and entities. To the extent that such other companies or entities may participate in industries or ventures in which the Corporation may participate, the directors and officers of the Corporation may have a conflict of interest. Conflicts, if any, will be subject to the procedures and remedies under the Business Corporations Act (Alberta). Currently, none of the Corporation's directors serve as directors or officers of any competitors of the Corporation.

Acquisitions in Other Jurisdictions

The Corporation's acquisition strategy is to acquire other General Insurance Brokerages. All of its acquisitions have been in the Province of Alberta, Canada. However, the Corporation may seek to acquire other General Insurance Brokerages in other jurisdictions in Canada and the United States where intense competition exists. The Corporation may face difficulty finding or successfully acquiring appropriate acquisition candidates or raising sufficient financing for such acquisitions or operating profitably in these jurisdictions.

Unusual Events, Transactions or Significant Economic Changes and Inflation

There are not any unusual or infrequent events or transactions or any significant economic changes, which are expected to materially affect income from continuing operations. Management does not expect that inflation will materially adversely affect income from continuing operations as proportional increases can be expected from commission revenue generated from insurance policies.

                             ANNUAL RETURN CARD FORM
                   (REQUEST FOR INTERIM FINANCIAL STATEMENTS)


TO:      REGISTERED AND NON-REGISTERED SHAREHOLDERS OF
         ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (the "Corporation") CUSIP NO. 18145N 10 7


National Instrument 54-101/Communication with Beneficial Owners of Securities of a Reporting Issuer provides shareholders with the opportunity to elect annually to have their name added to an issuer's SUPPLEMENTAL MAILING LIST in order to receive interim financial statements of the Corporation. If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and mail this form to CIBC MELLON TRUST COMPANY, 320 BAY STREET, PO BOX 1, TORONTO, ON M5H 4A6 ATTENTION: MR. DONALD SANTINI

                           ***************************

Name of Registered/
Non-Registered Shareholder:
                                                          (Please print)
--------------------------------------------------------------------------------
Address:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Postal Code:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
SIGNATURE:
--------------------------------------------------------------------------------
DATE:
--------------------------------------------------------------------------------




                 I CERTIFY THAT I AM A REGISTERED/NON-REGISTERED
                                 (PLEASE CIRCLE)

        SHAREHOLDER OF ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.


                          *****************************